Registration No. 333-287182

1940 Act No. 811-05903

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to Form S-6

FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.Exact name of trust:

FT 12322

B.Name of depositor:

FIRST TRUST PORTFOLIOS L.P.

C.Complete address of depositor's principal executive offices:

120 East Liberty Drive

Suite 400

Wheaton, Illinois 60187

D.Name and complete address of agents for service:

Copy to:

JAMES A. BOWEN	ERIC F. FESS
c/o First Trust Portfolios L.P.	c/o Chapman and Cutler LLP
120 East Liberty Drive	320 South Canal Street
Suite 400	27th Floor
Wheaton, Illinois 60187	Chicago, Illinois 60606

E.Title and Amount of Securities Being Registered:

An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F.Approximate date of proposed sale to public:

As soon as practicable after the effective date of the Registration Statement.

|X|	Check box if it is proposed that this filing will become effective on July 28, 2025 at 2:00 p.m. pursuant to Rule 487.

________________________________

                Vest Nasdaq 100 Buffered 10 Portfolio, Series 20

                                    FT 12322

FT 12322 is a series of a unit investment trust, the FT Series. FT 12322 consists of a single portfolio known as Vest Nasdaq 100 Buffered 10 Portfolio,
Series 20 (the "Trust"). The Trust invests in a portfolio of FLexible
EXchange(R) Options ("FLEX Options" or "Securities") and cash. The Trust is designed to participate in positive price returns of the Invesco QQQ
Trust(SM), Series 1, ("QQQ" or the "Underlying ETF") up to a cap of 21.20%
(before applicable sales charges and organization costs), 18.52% (after sales charges and organization costs for Units purchased through a traditional brokerage account) and 20.14% (after sales charges and organization costs for
Units purchased through a "wrap fee" account), while seeking to provide a buffer against the first 10% of Underlying ETF losses (before applicable sales charges and organization costs) ("Outcomes") over the period from the Trust's inception (July 28, 2025) until the Trust's termination date (October 27,
2026) (the "Outcome Period"). Returns after application of the buffer will be reduced by -2.21% for Units purchased through a traditional brokerage account and -0.87% for Units purchased through a "wrap fee" account. THE TRUST SEEKS
                                                             _______________
TO ACHIEVE SPECIFIED OUTCOMES BUT THERE IS NO GUARANTEE THAT THE OUTCOMES FOR
_____________________________________________________________________________
THE OUTCOME PERIOD WILL BE ACHIEVED. YOU MAY LOSE SOME OR ALL OF YOUR MONEY BY
______________________________________________________________________________
INVESTING IN THE TRUST.
_______________________

The Outcomes described in this prospectus are specifically designed to apply only if you hold Units on the first day of the Outcome Period and continue to hold them on the last day of the period. IF YOU SELL OR REDEEM YOUR UNITS
BEFORE THE OUTCOME PERIOD ENDS, YOU MAY RECEIVE A VERY DIFFERENT RETURN BASED
ON THE TRUST'S CURRENT VALUE.

THE SECURITIES AND EXCHANGE COMMISSION ("SEC") HAS NOT APPROVED OR DISAPPROVED
OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 FIRST TRUST(R)

                                  800-621-1675

                  The date of this prospectus is July 28, 2025

                               Table of Contents

Summary of Essential Information                                 3
Fee Table                                                        4
Report of Independent Registered Public Accounting Firm          5
Statement of Net Assets                                          6
Schedule of Investments                                          7
The FT Series                                                    9
Portfolio                                                       10
Hypothetical Examples                                           15
Risk Factors                                                    18
Who Should Invest                                               25
Public Offering                                                 25
Distribution of Units                                           27
The Sponsor's Profits                                           28
The Secondary Market                                            29
How We Purchase Units                                           29
Expenses and Charges                                            29
Tax Status                                                      30
Retirement Plans                                                32
Rights of Unit Holders                                          32
Distributions                                                   33
Redeeming Your Units                                            33
Removing Securities from the Trust                              34
Amending or Terminating the Indenture                           35
Information on Vest Financial LLC, the Sponsor and Trustee      35
Other Information                                               37

                  Summary of Essential Information (Unaudited)

                Vest Nasdaq 100 Buffered 10 Portfolio, Series 20
                                    FT 12322

    At the Opening of Business on the Initial Date of Deposit-July 28, 2025

                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon

Initial Number of Units (1)                                                                         17,061
Fractional Undivided Interest in the Trust per Unit (1)                                           1/17,061
Public Offering Price:
Public Offering Price per Unit (2)                                                                $ 10.226
    Less Initial Sales Charge per Unit (3)                                                           (.138)
                                                                                                  ________
Aggregate Offering Price Evaluation of Securities per Unit (4)                                      10.088
                                                                                                  ________
Redemption Price per Unit (5)                                                                       10.088
    Less Creation and Development Fee per Unit (3)(5)                                                (.050)
    Less Organization Costs per Unit (5)                                                             (.038)
                                                                                                  ________
Net Asset Value per Unit (5)                                                                      $ 10.000
                                                                                                  ========
First Settlement Date                                                                        July 29, 2025
Mandatory Termination Date (6)                                                            October 27, 2026

Cash CUSIP Number                                                                               30341V 767
Fee Account CUSIP Number                                                                        30341V 775
Ticker Symbol                                                                                       FHJVKX

____________

(1) As of the Initial Evaluation Time (defined below in footnote 4) on the
Initial Date of Deposit, we may adjust the number of Units of the Trust so that the Net Asset Value per Unit will equal approximately $10.00. If we make such adjustment, the fractional undivided interest per Unit will vary from the amount indicated above.

(2) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units.

(3) You will pay a maximum sales charge of 1.85% of the Public Offering Price per Unit (equivalent to 1.88% of the net amount invested) which consists of an initial sales charge and a creation and development fee. Investors will not be assessed a sales charge on the portion of their Units represented by cash deposited to pay the Trust's organization costs and creation and development fee.

(4) Each FLEX Option is generally valued based on the last quoted sale price where readily available and appropriate as discussed under "Public Offering-
The Value of the Securities." On the Initial Date of Deposit, the evaluations for purposes of determining the purchase, sale or redemption price of Units will be at 2:30 p.m. Eastern time (the "Initial Evaluation Time"). Subsequent to the Initial Date of Deposit, evaluations will be made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(5) The Net Asset Value per Unit figure reflects the deduction of the creation and development fee and estimated organization costs, which will be deducted from the assets of the Trust at the end of the initial offering period. The
Redemption Price per Unit does not reflect the deduction of such creation and development fee and estimated organization costs. See "Redeeming Your Units."

(6) See "Amending or Terminating the Indenture."

                             Fee Table (Unaudited)

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of the Trust. See "Public Offering"
and "Expenses and Charges." Although the Trust has a term of approximately 15 months, and is a unit investment trust rather than a mutual fund, this information allows you to compare fees.

                                                                                                                      Amount
                                                                                                                      per Unit
                                                                                                                      ________
Unit Holder Sales Fees (as a percentage of public offering price)

Maximum Sales Charge
   Initial sales charge                                                                                 1.36%(a)      $.138
   Creation and development fee                                                                         0.49%(b)      $.050
                                                                                                        _____         _____
   Maximum sales charge (including creation and development fee)                                        1.85%         $.188
                                                                                                        =====         =====
Organization Costs (as a percentage of public offering price)
   Estimated organization costs                                                                         .372%(c)      $.0380
                                                                                                        =====         ======
Estimated Annual Trust Operating Expenses(d)
(as a percentage of average net assets)
   Portfolio supervision, bookkeeping, administrative and evaluation fees                               .077%         $.0080
   Trustee's fee and other operating expenses                                                           .145%(e)      $.0150
                                                                                                        _____         ______
      Total                                                                                             .222%         $.0230
                                                                                                        =====         ======

                                    Example

This example is intended to help you compare the cost of investing in the
Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in the Trust for the periods shown. The example also assumes a 5% return on your investment each year and that the
Trust's operating expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs, assuming you sell or redeem your Units at the end of each period, would be:

                         1 Year           15 Months
                         ______           _________
                         $249             $255

The example will not differ if you hold rather than sell your Units at the end of each period.

________________

(a) The "transactional sales charge" consists entirely of an initial sales charge, deducted at the time of purchase. The initial sales charge is actually equal to the difference between the maximum sales charge of 1.85% and the amount of any remaining creation and development fee. Investors will not be assessed a sales charge on the portion of their Units represented by cash deposited to pay the Trust's organization costs and creation and development fee.

(b) The creation and development fee compensates the Sponsor for creating and developing the Trust. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period, which is expected to be one day from the Initial Date of Deposit. If the price you pay for your Units exceeds $10.226 per Unit, the creation and development fee will be less than 0.49%; if the price you pay for your Units is less than $10.226 per Unit, the creation and development fee will exceed 0.49%. If you purchase
Units after the initial offering period, you will not be assessed the creation and development fee.

(c) Estimated organization costs, which include a one-time licensing fee, will be deducted from the assets of the Trust at the end of the initial offering period. Estimated organization costs are assessed on a fixed dollar amount per
Unit basis which, as a percentage of average net assets, will vary over time.

(d) Each of the fees listed herein is assessed on a fixed dollar amount per
Unit basis which, as a percentage of average net assets, will vary over time.

(e) Other operating expenses do not include brokerage costs and other portfolio transaction fees. In certain circumstances, the Trust may incur additional expenses not set forth above. See "Expenses and Charges."

                             Report of Independent
                       Registered Public Accounting Firm

To the Unit Holders and the Sponsor, First Trust Portfolios L.P., of FT 12322

Opinion on the Statement of Net Assets

We have audited the accompanying statement of net assets of FT 12322, comprising Vest Nasdaq 100 Buffered 10 Portfolio, Series 20 (the "Trust"), one
of the series constituting the FT Series, including the schedule of investments, as of the opening of business on July 28, 2025 (Initial Date of
Deposit), and the related notes. In our opinion, the statement of net assets presents fairly, in all material respects, the financial position of the Trust as of the opening of business on July 28, 2025 (Initial Date of Deposit), in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This statement of net assets is the responsibility of the Trust's Sponsor. Our responsibility is to express an opinion on this statement of net assets based on our audit. We are a public accounting firm registered with the Public
Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Trust in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and
Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets is free of material misstatement, whether due to error or fraud. The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the statement of net assets, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of net assets. Our audit also included evaluating the accounting principles used and significant estimates made by the Trust's
Sponsor, as well as evaluating the overall presentation of the statement of net assets. Our procedures included confirmation with the broker and confirmation of the irrevocable letter of credit held by The Bank of New York
Mellon, the Trustee, and deposited in the Trust for the purchase of securities, as shown in the statement of net assets, as of the opening of business on July 28, 2025, by correspondence with the Trustee. We believe that our audit provides a reasonable basis for our opinion.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
July 28, 2025

We have served as the auditor of one or more investment companies sponsored by
First Trust Portfolios L.P. since 2001.

                            Statement of Net Assets

                Vest Nasdaq 100 Buffered 10 Portfolio, Series 20
                                    FT 12322

    At the Opening of Business on the Initial Date of Deposit-July 28, 2025

                                   NET ASSETS

Investment in Securities represented by contracts to purchase FLEX Options (1) (2) (3)                  $181,956
Cash (2)                                                                                                   1,996
Less liability for written FLEX Options (1) (3)                                                          (11,841)
Less liability for reimbursement to Sponsor for organization costs (4)                                      (648)
Less liability for creation and development fee (5)                                                         (853)
                                                                                                        ________
Net assets                                                                                              $170,610
                                                                                                        ========
Units outstanding                                                                                         17,061
Net asset value per Unit (6)                                                                            $  10.00

                             ANALYSIS OF NET ASSETS

Cost to investors (7)                                                                                   $174,474
Less maximum sales charge (7)                                                                             (3,216)
Less estimated reimbursement to Sponsor for organization costs (7)                                          (648)
                                                                                                        ________
Net assets                                                                                              $170,610
                                                                                                        ========
______________

                        NOTES TO STATEMENT OF NET ASSETS

The Trust is registered as a unit investment trust under the Investment
Company Act of 1940. The Sponsor is responsible for the preparation of financial statements in accordance with accounting principles generally accepted in the United States which require the Sponsor to make estimates and assumptions that affect amounts reported herein. Actual results could differ from those estimates. The Trust intends to comply in its initial fiscal year and thereafter with provisions of the Internal Revenue Code applicable to regulated investment companies and as such, will not be subject to federal income taxes on otherwise taxable income (including net realized capital gains) distributed to Unit holders.

(1) The Trust invests in a portfolio of purchased and written FLEX Options.
Aggregate cost of the purchased FLEX Options listed under "Schedule of
Investments" and the liability for the written FLEX Options are based on their aggregate underlying value. The Securities were deposited at prices equal to their market value as determined by the Sponsor. The Trust has a Mandatory
Termination Date of October 27, 2026.

(2) An irrevocable letter of credit issued by The Bank of New York Mellon, of which approximately $300,000 has been allocated to the Trust, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts $181,956 and cash $1,996. Cash is included in the Trust to cover the cost of the
Trust's organization costs, the creation and development fee and the Trust's annual operating expenses.

(3) The Trust will enter into option contracts which provide the option purchaser with the right, but not the obligation, to buy a security at a predetermined exercise price on the option's expiration date and the Trust will also enter into option contracts which provide the option purchaser with the right, but not the obligation, to sell a security to the Trust at a predetermined price on the option's expiration date. The option purchaser pays a premium to the option writer for the right to exercise the option. The option writer is obligated to sell or buy the security underlying the contract at a set price, if the option purchaser chooses to exercise the option. As a writer of an option contract, the Trust is not subject to credit risk but is subject to market risk, since the Trust is obligated to make payments under the terms of the option contract if exercised.

(4) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the
Trust. These costs have been estimated at $.0380 per Unit. A payment will be made at the end of the initial offering period to an account maintained by the
Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of the Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.

(5) The creation and development fee ($.050 per Unit) is payable by the Trust on behalf of Unit holders out of assets of the Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, the fee will not be deducted from the proceeds.

(6) Net asset value per Unit, as rounded to the nearest penny, is calculated by dividing the Trust's net assets by the number of Units outstanding. This figure includes organization costs and the creation and development fee, which will only be assessed to Units outstanding at the end of the initial offering period.

(7) The aggregate cost to investors in the Trust, excluding the amount held in cash deposited to pay the Trust's organization costs and creation and development fee, includes a maximum sales charge computed at the rate of 1.85%
of the Public Offering Price per Unit (equivalent to 1.88% of the net amount invested), assuming no reduction of sales charge as set forth under "Public
Offering."

                            Schedule of Investments

                Vest Nasdaq 100 Buffered 10 Portfolio, Series 20
                                    FT 12322

                       At the Opening of Business on the
                     Initial Date of Deposit-July 28, 2025

                                                                            Percentage of               Market
                                                             Strike Price   Aggregate       Number of   Value per
                                                             per            Offering        FLEX        FLEX
Description                                                  Share          Price           Contracts   Option (3)   Value (3)
___________                                                  ____________   _____________   _________   __________   _________
FLexible EXchange(R) Options ("FLEX Options"):
Purchased Options (1)(2):
Call Options on Invesco QQQ Trust(SM), Series 1,
Expire October 27, 2026                                      $  0.01         99.34%             3       $56,495.00   $169,485
Put Options on Invesco QQQ Trust(SM), Series 1,
Expire October 27, 2026                                       568.70          7.31%             3         4,157.00     12,471
                                                                            _______                                  ________
   Total Purchased Options (cost, $181,956):                                106.65%                                  $181,956
                                                                            _______                                  ________
Written Options (1)(2):
Call Options on Invesco QQQ Trust(SM), Series 1,
Expire October 27, 2026                                       689.26        (2.55)%             3         1,450.00     (4,350)
Put Options on Invesco QQQ Trust(SM), Series 1,
Expire October 27, 2026                                       511.83        (4.39)%             3         2,497.00     (7,491)
                                                                            _______                                  ________
   Total Written Options (proceeds, $11,841):                               (6.94)%                                  $(11,841)
                                                                            _______                                  ________
Net Other Assets and Liabilities                                              0.29%                                  $    495
                                                                            _______                                  ________
Net Assets                                                                  100.00%                                  $170,610
                                                                            =======                                  ========
_____________

(1) All Securities are represented by regular way contracts to purchase such
Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on
July 28, 2025. Such purchase contracts are expected to settle within one business day.

(2) Each FLEX Option contract entitles the holder thereof (i.e., the purchaser) to purchase (for the call options) or sell (for the put options)
100 shares of the Invesco QQQ Trust(SM), Series 1 on the FLEX Option
Expiration Date of October 27, 2026 at the FLEX Option's strike price multiplied by 100. The Trustee acts as trustee of the Invesco QQQ Trust(SM),
Series 1. The notional value of the FLEX Options as of the Initial Date of
Deposit are as follows:

   Purchased Options:
      Call Options on QQQ       $170,610
      Put Options on QQQ        $170,610

   Written Options:
      Put Options on QQQ        $170,610
      Call Options on QQQ       $170,610

(3) The cost or proceeds of the Securities to the Trust represents the aggregate underlying value with respect to the Securities acquired, generally determined based on the last quoted sale price where readily available and appropriate. On the Initial Date of Deposit, the value of the Securities will be based on the specific trade prices in which the Securities representing the Trust are executed. If no trades occur for a specific trade date or the Sponsor determines that market quotations are unavailable or inappropriate (e.g., due to infrequent transactions or thin trading), the Sponsor will determine the underlying value of the Securities based on their good faith determination of the fair value of the Securities at their discretion. To determine the fair value of the
Securities, where available, the Sponsor will start with values generated using model prices provided by an independent third party, which uses a proprietary algorithm using standard option valuation variables and calculations. Where such values are not available through typical third party sources, the Sponsor will generate their own model-based valuations of the Securities, including using the
Black-Scholes model for option valuation, and use current market quotations for comparable listed options that are more actively traded. The valuation of the
Securities has been determined by the Sponsor. In accordance with Financial
Accounting Standards Board Accounting Standards Codification 820 ("ASC 820"),
"Fair Value Measurement," fair value is defined as the price that the Trust would either receive upon selling an investment or pay to transfer an option's liability to an independent buyer in a timely transaction in the principal or most advantageous market of the investment. ASC 820 established a three-tier hierarchy to maximize the use of the observable market data and minimize the use of unobservable inputs and to establish classification of the fair value measurements for disclosure purposes. Inputs refer broadly to the assumptions that market participants would use in pricing the asset or liability, including the technique or pricing model used to measure fair value and the risk inherent in the inputs to the valuation technique. Inputs may be observable or unobservable. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the asset or liability, developed based on market data obtained from sources independent of the reporting entity.
Unobservable inputs are inputs that may reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability, developed based on the best information available in the circumstances. The three-tier hierarchy of inputs is summarized in the three broad levels: Level 1 which represents quoted prices in active markets for identical investments; Level 2 which represents fair value based on other significant observable inputs (including, quoted prices for similar investments in active markets, quoted prices for identical or similar investments in markets that are non-active, inputs other than quoted prices that are observable for the investment (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, prepayment speeds, loss severities, credit risks, and default rates) or inputs that are derived from or corroborated by observable market data by correlation or other means), and Level 3 which represents fair value based on significant unobservable inputs (including the
Trust's own assumptions in determining the fair value of investments). The
Trust's investments in purchased options of $181,956 and written options of
$(11,841) are classified as Level 2, whose valuations on the date of deposit were determined by the Sponsor using model prices provided by third-party pricing services. The inputs used by these third party pricing services were based upon significant observable inputs that included, but were not limited to, the items noted above. The cost of the Securities to the Sponsor and the
Sponsor's loss (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to the Trust) are $170,167 and $52, respectively.

                        The FT Series

The FT Series Defined.

We, First Trust Portfolios L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the
FT Series. The series to which this prospectus relates, FT 12322, consists of a single portfolio known as Vest Nasdaq 100 Buffered 10 Portfolio, Series 20.

The Trust was created under the laws of the State of New York by a Trust
Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among First Trust Portfolios L.P., as Sponsor, The Bank of New
York Mellon as Trustee and First Trust Advisors L.P. as Portfolio Supervisor,
governs the operation of the Trust.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF
THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE SPONSOR AT
800-621-1675, DEPT. CODE 2.

How We Created the Trust.

On the Initial Date of Deposit, we deposited a portfolio of FLEX Options and cash with the Trustee and, in turn, the Trustee delivered documents to us representing our ownership of the Trust in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in the
Trust, or cash (including a letter of credit or the equivalent) with instructions to buy more Securities, to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the
Initial Date of Deposit (as set forth under "Schedule of Investments"), adjusted to reflect the sale, redemption or liquidation of any of the
Securities or any stock split or a merger or other similar event affecting the issuer of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of
Securities in the Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in the Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trust pays the associated brokerage fees. To reduce this dilution, the Trust will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. You may also experience a dilution of your investment when the Trust sells Securities to meet redemption requests as Securities are typically sold after the redemption request is received. Because the Trust pays the brokerage fees associated with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses. TO THE EXTENT THERE IS A
DILUTION TO YOUR INVESTMENT IT IS HIGHLY LIKELY THAT YOU WILL NOT RECEIVE THE
HYPOTHETICAL RETURNS SET FORTH IN THIS PROSPECTUS.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for the Trust to buy
Securities. If we or an affiliate of ours act as agent to the Trust, we will be subject to the restrictions under the Investment Company Act of 1940, as amended (the "1940 Act"). When acting in an agency capacity, we may select various broker/dealers to execute securities transactions on behalf of the
Trust, which may include broker/dealers who sell Units of the Trust. We do not consider sales of Units of the Trust or any other products sponsored by First
Trust as a factor in selecting such broker/dealers.

We cannot guarantee that the Trust will keep its present size and composition for any length of time. Securities may be periodically sold under certain circumstances to satisfy Trust obligations, to meet redemption requests and, as described in "Removing Securities from the Trust," to maintain the sound investment character of the Trust, and the proceeds received by the Trust will be used to meet Trust obligations or distributed to Unit holders. However,
Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trust. As the holder of the
Securities, the Trustee will vote the Securities and, except as described in
"Removing Securities from the Trust," will endeavor to vote the Securities such that the Securities are voted as closely as possible in the same manner and the same general proportion as are the Securities held by owners other than such Trust.

Neither we nor the Trustee will be liable for a failure in any of the
Securities. However, if a contract for the purchase of any of the Securities initially deposited in the Trust fails, unless we can purchase substitute
Securities ("Replacement Securities") we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract. Any Replacement Security the Trust acquires will be identical to those from the failed contract.

                          Portfolio

Objective.

The Trust seeks to provide returns that match the price return of the
Underlying ETF up to a predetermined upside cap of 21.20% (before applicable sales charges and organization costs) while providing a buffer against the first 10% of Underlying ETF losses (before applicable sales charges and organization costs) during the period from July 28, 2025 to October 27, 2026.
Under normal market conditions, the Trust will invest at least 80% of its net assets in investments that provide exposure to the Nasdaq-100 Index(R). The
Trust is concentrated (i.e., invests 25% or more of Trust assets) in investments that provide exposure to the information technology sector.

The Portfolio.

The Trust seeks to achieve its objective by investing in a portfolio consisting of purchased and written FLEX Options and cash to pay for the annual operating expenses, creation and development fee and organization costs of the Trust. Because a portion of your investment is held in cash to pay for these expenses, and the cap and buffer amounts are determined independent of the cash component, such expenses will not further reduce the cap and buffer amounts disclosed in this prospectus. The FLEX Options are listed on the
Chicago Board Options Exchange (the "CBOE") and are guaranteed by the Options
Clearing Corporation (the "OCC"). The FLEX Options reference shares of the
Underlying ETF which had a share price on the NYSE of $568.70 (the "Initial
Underlying ETF Level") at the time the FLEX Options were executed and entitle or obligate the holder to purchase or sell shares of the Underlying ETF at each FLEX Option's strike price on October 27, 2026 (the "FLEX Option
Expiration Date"). The FLEX Options are all European style options, which means that they are exercisable at the strike price only on the FLEX Option
Expiration Date. The FLEX Options are intended to be liquidated on or prior to the FLEX Option Expiration Date, rather than be exercised, in order to avoid having the Trust receive shares of the Underlying ETF or be obligated to deliver shares of the Underlying ETF.

The FLEX Options are intended to generate returns based on the price performance of the Underlying ETF. Please note that the Trust's performance will not reflect the payment of dividends by the Underlying ETF. The
Underlying ETF is an exchange-traded fund that seeks to track the investment results of the Nasdaq-100 Index(R) (the "Underlying Index"). The Underlying
Index is designed to measure the performance of 100 of the largest Nasdaq-
listed, non-financial companies. See "The Underlying ETF and the Underlying
Index" on page 14. The Trust is designed for Unit holders who intend to purchase Units at the Trust's inception, the only day Units are available for sale, and hold them until October 27, 2026, the Trust's Mandatory Termination
Date, and seeks a percentage total return per Unit that increases by any percentage increase in the price of the Underlying ETF relative to the Initial
Underlying ETF Level up to a maximum total return of 21.20% (before applicable sales charges and organization costs), 18.52% (after sales charges and organization costs for Units purchased through a traditional brokerage account) and 20.14% (after sales charges and organization costs for Units purchased through a "wrap fee" account) (the "Capped Return"), while also providing downside "buffered" protection of up to the first 10% of the decline in the Underlying ETF (before applicable sales charges and organization costs)
("Buffered Protection"). Returns after application of the buffer will be reduced by -2.21% for Units purchased through a traditional brokerage account and -0.87% for Units purchased through a "wrap fee" account. See "Fee Table"
in this prospectus for information regarding these fees and expenses.

The Capped Return and the Buffered Protection are based on the life of the
Trust and are not an annualized rate of return. The percentage increase or decrease of the Underlying ETF described above is the percentage increase or decrease of the Underlying ETF from when the FLEX Option strike levels are set on the initial date of deposit to the close of the market on the FLEX Option
Expiration Date. The Trust's ability to achieve its investment objective is dependent on Unit holders purchasing Units at a price equal to their initial net asset value ($10 per Unit) and holding them until the Trust's Mandatory
Termination Date. The price at which you will be able to purchase Units will be based on their valuation at the Evaluation Time on the Initial Date of
Deposit, which will be higher than $10 per Unit (the Trust's net asset value per Unit on the Initial Date of Deposit) because of the Trust's sales charges and organization costs, which will impact your potential returns.

THE TRUST MAY NOT BE ABLE TO ACHIEVE THE HYPOTHETICAL RETURNS SET FORTH IN
THIS PROSPECTUS. THE TRUST'S PERFORMANCE MAY BE IMPACTED BY A VARIETY OF
FACTORS, INCLUDING, BUT NOT LIMITED TO, REDEMPTION ACTIVITY, A DILUTION OF
YOUR INVESTMENT, UNUSUAL ECONOMIC EVENTS, MARKET MOVEMENTS AND CHANGES IN THE
LIQUIDITY OF THE FLEX OPTIONS. REDEMPTION ACTIVITY COULD CAUSE THE TRUST TO

RECOGNIZE INCOME THAT THE TRUST IS REQUIRED TO DISTRIBUTE TO MAINTAIN THE
TRUST'S RIC STATUS AND AVOID THE EXCISE TAX. SELLING SECURITIES TO MAKE THESE
DISTRIBUTIONS MAY IMPACT THE TRUST'S PERFORMANCE. THE TRUST'S PORTFOLIO IS NOT
MANAGED. IN THE UNLIKELY EVENT THAT THE FLEX OPTIONS CANNOT MAINTAIN THEIR
PROPER RATIOS, THERE MAY BE A SIGNIFICANT IMPACT TO THE TRUST'S ABILITY TO
MEET ITS INVESTMENT OBJECTIVE OR FOLLOW ITS PRINCIPAL INVESTMENT STRATEGY.

Illustrative Market Scenarios.

The Trust seeks to provide returns based on the price performance of the
Underlying ETF for Units purchased on the Trust's Initial Date of Deposit at their initial net asset value of $10 per Unit and held until the Trust's
Mandatory Termination Date as follows:

- THE PRICE OF THE UNDERLYING ETF INCREASES ABOVE A CAPPED RETURN OF 21.20%.
If, at the FLEX Option Expiration Date, the price of the Underlying ETF increased by greater than or equal to 21.20% compared to the price of the
Underlying ETF at the Trust's inception, the Trust seeks to provide Unit holders with a maximum total return of 21.20% (before applicable sales charges and organization costs), 18.52% (after sales charges and organization costs for Units purchased through a traditional brokerage account) and 20.14% (after sales charges and organization costs for Units purchased through a "wrap fee"
account). If the price of the Underlying ETF increases above the Capped
Return, Unit holders will not participate in those gains beyond the Capped
Return.

- THE PRICE OF THE UNDERLYING ETF INCREASES BETWEEN 0% AND A CAPPED RETURN OF
21.20%. If, at the FLEX Option Expiration Date, the price of the Underlying
ETF increased between 0% and 21.20% compared to the price of the Underlying
ETF at the Trust's inception, the Trust seeks to provide Unit holders with a total return that increases by the approximate percentage increase of the price of the Underlying ETF, up to a maximum return of 21.20% (before applicable sales charges and organization costs), 18.52% (after sales charges and organization costs for Units purchased through a traditional brokerage account) and 20.14% (after sales charges and organization costs for Units purchased through a "wrap fee" account).

- THE PRICE OF THE UNDERLYING ETF DECREASES BETWEEN 0% AND 10%. If, at the
FLEX Option Expiration Date, the price of the Underlying ETF decreased between
0% and 10% compared to the price of the Underlying ETF at the Trust's inception, the Trust seeks to provide Unit holders with a "buffered" total return of approximately 0.00% (before applicable sales charges and organization costs), -2.21% (after sales charges and organization costs for
Units purchased through a traditional brokerage account) and -0.87% (after sales charges and organization costs for Units purchased through a "wrap fee"
account).

- THE PRICE OF THE UNDERLYING ETF DECREASES BY GREATER THAN 10%. If, at the
FLEX Option Expiration Date, the price of the Underlying ETF decreased by greater than 10% compared to the price of the Underlying ETF at the Trust's inception, the Trust seeks to provide Unit holders with a loss that is 10%
less (before applicable sales charges and organization costs) than the loss of the Underlying ETF, with a maximum loss of approximately -90.22% (after sales charges and organization costs for Units purchased through a traditional brokerage account) and -90.08% (after sales charges and organization costs for
Units purchased through a "wrap fee" account) (the "Maximum Loss"). If the price of the Underlying ETF decreases by greater than 10%, Unit holders will only be protected against the first 10% of Underlying ETF losses.

                     Hypothetical Performance Return Chart

The following chart illustrates the hypothetical returns that the Trust seeks to provide in certain illustrative scenarios. THIS CHART DOES NOT TAKE INTO
ACCOUNT PAYMENT BY UNIT HOLDERS OF APPLICABLE SALES CHARGES AND ORGANIZATION
COSTS, AS SUCH GAINS WILL BE DECREASED BY THE SALES CHARGES AND ORGANIZATION
COSTS AND LOSSES WILL BE INCREASED BY THE SALES CHARGES AND ORGANIZATION
COSTS. Please note that the chart assumes a capped return of approximately
21.20% (before applicable sales charges and organization costs) and a buffer against the first 10% of Underlying ETF losses (before applicable sales charges and organization costs).

| Underlying ETF Value for "Buffered" Return | | Underlying ETF Value for "Capped" Return | |
|---|---|---|---|
| Underlying ETF 20% Decrease in Value From Initial Reference Value | Underlying ETF 10% Decrease in Value From Initial Reference Value | Underlying ETF 10% Increase in Value From Initial Reference Value | Underlying ETF 40% Increase in Value From Initial Reference Value |
| The Final Reference Value of the Underlying ETF is below its Initial Reference Value, and below the buffered value that would lead to the Buffer Amount per Unit. If the Underlying ETF decreases as per below, the Trust would seek to provide to Unit holders with a loss that is less than the decline of the Underlying ETF, which we refer to a performance that is "Buffered." The loss on Units would be subject to the Maximum Loss per Unit of 90% from the initial net asset value. | The Final Reference Value of the Underlying ETF is below its Initial Reference Value, but above the buffered value that would lead to the Buffer Amount per Unit. If the Underlying ETF decreases as per below, the Trust would seek to return to Unit holders the Buffer Amount, which is equivalent to the initial net asset value per Unit. | The Final Reference Value of the Underlying ETF is above its Initial Reference Value, but below the capped value that would lead to the maximum amount per Unit. If the Underlying ETF increases as per below, the Trust would seek to provide Unit holders with a percentage return on net asset value that would be equal the percentage increase of the value of the Underlying ETF. | The Final Reference Value of the Underlying ETF is above its Initial Reference Value, and above the capped value that would lead to the maximum amount per Unit. If the Underlying ETF increases as per below, the Trust would seek to provide Unit holders with a percentage return on net asset value that is "Capped" (equivalent to the Capped Return). |

40%
30%
20%
10%
0%
-10%
-20%
-30%
-40%
Underlying ETF Increase or Decrease on Options Expiration Date
Single Unit on Options Expiration Date

What is a FLEX Option?

The Trust's initial portfolio includes several types of FLEX Options including purchased and written put and call options (as further described below). The
FLEX Options are all European style options, which means that they are exercisable at the strike price only on the FLEX Option Expiration Date. FLEX
Options are customized option contracts available through national securities exchanges that are guaranteed for settlement by the OCC, a market clearinghouse. The FLEX Options are listed on the CBOE. FLEX Options provide investors with the ability to customize terms of an option, including exercise prices, exercise styles (European style versus American style options which are exercisable any time prior to the expiration date) and expiration dates, while achieving price discovery in competitive, transparent auctions markets and avoiding the counterparty exposure of the over-the-counter option positions.

Each FLEX Option contract entitles the holder thereof (i.e., the purchaser of the FLEX Option) the option to purchase (for the call options) or sell (for the put options) 100 shares of the Underlying ETF as of the close of the market on the FLEX Option Expiration Date at the strike price multiplied by
100. The Trust is designed so that any amount owed by the Trust on the written
FLEX Options will be covered by payouts at expiration from the purchased FLEX
Options. As a result, the FLEX Options will be fully covered and no additional collateral will be necessary during the life of the Trust. The Trust receives premiums in exchange for the written FLEX Options and pays premiums in exchange for the purchased FLEX Options. The OCC and securities exchange that the FLEX Options are listed on do not charge ongoing fees to writers or purchasers of the FLEX Options during their life for continuing to hold the option contracts.

The OCC guarantees performance by each of the counterparties to FLEX Options, becoming the "buyer for every seller and the seller for every buyer,"
protecting clearing members and options traders from counterparty risk.
Subject to determination by the Securities Committee of the OCC, adjustments may be made to the FLEX Options for certain events (collectively, "Corporate
Actions") specified in the OCC's by-laws and rules: certain stock dividends or distributions, stock splits, reverse stock splits, rights offerings, distributions, reorganizations, recapitalizations, or reclassifications with respect to an underlying security, or a merger, consolidation, dissolution or liquidation of the issuer of the underlying security.  According to the OCC's by-laws, the nature and extent of any such adjustment is to be determined by the OCC's Securities Committee, in light of the circumstances known to it at the time such determination is made, based on its judgment as to what is appropriate for the protection of investors and the public interest, taking into account such factors as fairness to holders and writers (or purchasers and sellers) of the affected options, the maintenance of a fair and orderly market in the affected options, consistency of interpretation and practice, efficiency of exercise settlement procedures, and the coordination with other clearing agencies of the clearance and settlement of transactions in the underlying interest.

The information set forth above relating to the FLEX Options and the OCC has been obtained from the OCC. The description and terms of the FLEX Options to be entered into with the OCC are set forth in the by-laws and rules of the
OCC, available at www.optionsclearing.com, which is not considered part of this prospectus nor is it incorporated by reference herein.

The Trust invests in in-the-money purchased call options, out-of-the-money written call options, at-the-money purchased put options and out-of-the-money written put options. The following discussion describes each type of security.

In-The-Money Purchased Call Options ("ITM Purchased Call Options"). The ITM
Purchased Call Options are call options purchased by the Trust, each with a strike price significantly lower than the Initial Underlying ETF Level. If the price of the Underlying ETF is less than or equal to the strike price of the
ITM Purchased Call Options on the FLEX Option Expiration Date, the ITM
Purchased Call Options will expire without net proceeds being payable to the
Trust (i.e., the ITM Purchased Call Options will expire worthless). If the price of the Underlying ETF is greater than the strike price on the FLEX
Option Expiration Date, then the ITM Purchased Call Options are intended to provide a return to the Trust based on the difference between the strike price of the ITM Purchased Call Options and the price of the Underlying ETF on the
FLEX Option Expiration Date equal to a per Unit dollar amount of proceeds of
$10.000 multiplied by ((the price of the Underlying ETF on the FLEX Option
Expiration Date divided by the Initial Underlying ETF Level) minus 0.00%) on the FLEX Option Expiration Date. The ITM Purchased Call Options are intended to provide approximately one-to-one exposure to the Underlying ETF.

Out-Of-The-Money Written Call Options ("OTM Written Call Options"). The OTM
Written Call Options are call options written by the Trust, each with a strike price greater than the Initial Underlying ETF Level. If the price of the
Underlying ETF is less than or equal to the strike price of the OTM Written
Call Options on the FLEX Option Expiration Date, the OTM Written Call Options
will expire without net proceeds being payable by the Trust (i.e., the OTM
Written Call Options will expire worthless). If the price of the Underlying
ETF is greater than the strike price on the FLEX Option Expiration Date, then the OTM Written Call Options are intended to provide for the Trust to deliver proceeds to the purchasers of the OTM Written Call Options based on the increase of the price of the Underlying ETF over the strike price of the OTM
Written Call Options equal to a per Unit dollar amount of proceeds of $10.000 multiplied by ((the price of the Underlying ETF on the FLEX Option Expiration
Date divided by the Initial Underlying ETF Level) minus 121.20%) on the FLEX
Option Expiration Date. The OTM Written Call Options are intended to provide premiums to the Trust that will offset the cost of the purchased FLEX Options and are also intended to limit the increase from the FLEX Options to 21.20%.

At-The-Money Purchased Put Options ("ATM Purchased Put Options"). The ATM
Purchased Put Options are put options purchased by the Trust, each with a strike price equal to the Initial Underlying ETF Level. If the price of the
Underlying ETF is greater than or equal to the strike price of the ATM
Purchased Put Options on the FLEX Option Expiration Date, the ATM Purchased
Put Options will expire without net proceeds being payable to the Trust (i.e., the ATM Purchased Put Options will expire worthless). If the price of the
Underlying ETF is less than the strike price on the FLEX Option Expiration
Date, then the ATM Purchased Put Options are intended to provide a return to the Trust based on the decrease between the Initial Underlying ETF Level and the price of the Underlying ETF on the FLEX Option Expiration Date equal to a per Unit dollar amount of proceeds of $10.000 multiplied by (100.00% minus
(the price of the Underlying ETF on the FLEX Option Expiration Date divided by the Initial Underlying ETF Level)) on the FLEX Option Expiration Date.

Out-Of-The-Money Written Put Options ("OTM Written Put Options"). The OTM
Written Put Options are put options written by the Trust, each with a strike price less than the Initial Underlying ETF Level. If the price of the
Underlying ETF is greater than or equal to the strike price of the OTM Written
Put Options on the FLEX Option Expiration Date, the OTM Written Put Options
will expire without net proceeds being payable by the Trust (i.e., the OTM
Written Put Options will expire worthless). If the price of the Underlying ETF is less than the strike price on the FLEX Option Expiration Date, then the OTM
Written Put Options are intended to provide for the Trust to deliver proceeds to the purchasers of the OTM Written Put Options based on the decrease between the Initial Underlying ETF Level and the price of the Underlying ETF on the
FLEX Option Expiration Date equal to a per Unit dollar amount of proceeds of
$10.000 multiplied by (90.00% minus (the price of the Underlying ETF on the
FLEX Option Expiration Date divided by the Initial Underlying ETF Level)) on the FLEX Option Expiration Date. The ATM Purchased Put Options along with the
OTM Written Put Options are intended to offset a decrease between the Initial
Underlying ETF Level and the price of the Underlying ETF on the FLEX Option
Expiration Date up to 10%.

The Underlying ETF and the Underlying Index.

The Invesco QQQ Trust(SM), Series 1 (the "Underlying ETF") is an exchange-
traded unit investment trust that uses a full replication strategy, meaning it invests entirely in the securities which comprise the Nasdaq-100(R) Index (the
"Underlying Index"). Invesco Capital Management LLC ("Invesco") serves as the
Underlying ETF's sponsor. See below for a description of the Underlying ETF's principal investment strategies and risks. You can find the Underlying ETF's prospectus and other information about the ETF, including the statement of additional information and most recent reports to shareholders, online at at
https://www.invesco.com/us/qqq-etf/.

The summary information below regarding the Underlying ETF comes from its filings with the SEC (File No. 333-61001). You are urged to refer to the SEC filings made by the Underlying ETF and to other publicly available information
(e.g., the ETF's annual reports) to obtain an understanding of the ETF's business and financial prospects.

The following description of the Underlying ETF's principal investment strategies was taken directly from the Underlying ETF's prospectus, dated
January 31, 2025 (defined terms have been modified).

"The investment objective of QQQ is to seek to track the investment results, before fees and expenses, of the Index (the component securities of the Index are sometimes referred to in QQQ's prospectus as "Index Securities"). There can be no assurance that this investment objective will be met fully.

QQQ holds the Portfolio (defined as QQQ's portfolio of equity securities or, in the case of securities not yet delivered in connection with purchases made by QQQ or portfolio deposits, confirmations of contracts to purchase such securities) and cash and is not actively managed by traditional methods, which typically involve effecting changes in the Portfolio on the basis of judgments made relating to economic, financial and market considerations. To maintain the correspondence between the composition and weights of the securities in
QQQ (the "Securities") and the stocks in the Nasdaq-100 Index(R), the Trustee adjusts the Securities from time to time to conform to periodic changes in the identity and/or relative weights of Index Securities....

The Index was first published in January 1985 and includes companies across a variety of major industry groups. The Index does not contain financial companies, including registered investment companies....Current information regarding the market value of the Index is available from Nasdaq, Inc. as well as numerous market information services."

As of June 30, 2025, the Underlying ETF had significant investments in information technology companies.

The Trust is not sponsored, endorsed, sold or promoted by Invesco QQQ
Trust(SM), Series 1, Invesco, Nasdaq, Inc. or their affiliates. Invesco QQQ
Trust(SM), Series 1, Invesco, Nasdaq, Inc. or their affiliates have not passed on the legality or suitability of, or the accuracy or adequacy of, descriptions and disclosures relating to the Trust or the FLEX Options.
Invesco QQQ Trust(SM), Series 1, Invesco, Nasdaq, Inc. or their affiliates make no representations or warranties, express or implied, regarding the advisability of investing in the Trust or the FLEX Options or results to be obtained by the Trust or the FLEX Options, Unit holders or any other person or entity from use of the Underlying ETF. Invesco QQQ Trust(SM), Series 1,
Invesco, Nasdaq, Inc. or their affiliates have no liability in connection with the management, administration, marketing or trading of the Trust or the FLEX
Options.

Shares of the Underlying ETF may be invested in directly without paying the fees and expenses associated with the Trust. There are a variety of other investments available that track or reference the Underlying Index.

You should be aware that the expected outcomes stated herein may not be realized. Of course, as with any similar investment, there can be no guarantee that the objectives of the Trust will be achieved. See "Risk Factors" for a discussion of the risks of investing in the Trust.

                    Hypothetical Examples

The examples that follow illustrate various scenarios with respect to the FLEX
Options held by the Trust. The assumptions made in connection with these examples may not reflect actual events. You should not take any example as an indication or assurance of the expected performance of the Underlying ETF, the
FLEX Options or the Trust Units.

These examples do not attempt to present any projection of actual Trust performance. These examples are merely intended to illustrate the operation of the FLEX Options and the return or loss in certain situations. The hypothetical returns shown below do not reflect the deduction of the Trust's sales charges or organization costs. Please note that the examples assume a capped return of approximately 21.20% (before the applicable sales charges and organization costs) and a buffer against the first 10% of Underlying ETF losses (before applicable sales charges and organization costs).

EXAMPLE 1 - FLEX OPTION EXPIRATION DATE CLOSING PRICE OF THE UNDERLYING ETF
INCREASES BY 40%

The following provides an example of how the FLEX Options and cash held by the
Trust would perform should the FLEX Option Expiration Date closing price of the Underlying ETF increase by 40% over the Initial Underlying ETF Level.
Under this scenario, a $1,000.00 investment in the FLEX Options and cash held by the Trust would provide a hypothetical return of approximately $1,212.00 on the Trust's Mandatory Termination Date, consisting of:

- receiving value of approximately $1,399.98 on the ITM Purchased Call Options,

- no value being realized with respect to the OTM Written Put Options or the
ATM Purchased Put Options, as each would expire worthless,

- losing value of approximately $188.01 on the OTM Written Call Options, and

- receiving cash value of $0.03.

In this example, participation in the appreciation of the Underlying ETF is capped by the Capped Return feature. Therefore, an investment in the FLEX
Options and cash held by the Trust does not benefit from the full appreciation of the Underlying ETF during the term of the Trust. Because of the Capped
Return feature, return will be less than a direct investment in the Underlying
ETF, which would not be subject to such a Capped Return. In this example, return on an investment in the FLEX Options and cash held by the Trust is not affected by the Buffered Protection feature or the Maximum Loss feature.

In this example, the hypothetical total return on an investment in the FLEX
Options and cash held by the Trust used to pay the Trust's annual operating expenses, would be approximately 21.20%. The total return on an investment in the Trust under this scenario would be less than 21.20% because the price of
Units will include the applicable sales charges and organization costs. The price at which you will be able to purchase Units will be based on their valuation at the Evaluation Time on the date you purchase your Units, which will be higher than $10 per Unit, which will reduce your potential returns.
The hypothetical return above does not reflect the deduction of any sales charges or organization costs.

EXAMPLE 2 - FLEX OPTION EXPIRATION DATE CLOSING PRICE OF THE UNDERLYING ETF
INCREASES BY 5%

The following provides an example of how the FLEX Options and cash held by the
Trust would perform should the expiration date closing price represent a 5%
increase over the Initial Underlying ETF Level. Under this scenario, a
$1,000.00 investment in the FLEX Options and cash held by the Trust would provide a hypothetical return of approximately $1,050.01 on the Trust's
Mandatory Termination Date, consisting of:

- receiving value of approximately $1,049.98 on the ITM Purchased Call Options,

- no value being realized with respect to the OTM Written Put Options, the ATM
Purchased Put Options or OTM Written Call Options, as each would expire worthless, and

- receiving cash value of $0.03.

In this example, upside exposure to the Underlying ETF is similar to the price return (not including returns from dividends) available from a direct investment in the Underlying ETF because the performance of the Underlying ETF did not exceed the Capped Return. In this example, return on an investment in the FLEX Options and cash held by the Trust is not affected by the Buffered
Protection feature, the Maximum Loss feature or the Capped Return feature.

In this example, the hypothetical total return on an investment in the FLEX
Options and cash held by the Trust used to pay the Trust's annual operating expenses, would be approximately 5.00%. The total return on an investment in the Trust under this scenario would be less than 5.00% because the price of
Units will include the applicable sales charges and organization costs. The price at which you will be able to purchase Units will be based on their valuation at the Evaluation Time on the date you purchase your Units, which will be higher than $10 per Unit, which will reduce your potential returns.
The hypothetical return above does not reflect the deduction of any sales charges or organization costs.

Example 3 - FLEX Option Expiration Date closing price of the Underlying ETF decreases by 5%

The following provides an example of how the FLEX Options and cash held by the
Trust would perform should the expiration date closing price represent a 5%
decrease from the Initial Underlying ETF Level. Under this scenario, a
$1,000.00 investment in the FLEX Options and cash held by the Trust would provide a hypothetical return of approximately $1,000.01 on the Trust's
Mandatory Termination Date, consisting of:

- receiving value of approximately $949.98 on the ITM Purchased Call Options,

- receiving value of approximately $50.00 on the ATM Purchased Put Options,

- no value being realized with respect to the OTM Written Put Options or OTM
Written Call Options, as each would expire worthless, and

- receiving cash value of $0.03.

In this example there are benefits from the Buffered Protection feature provided where the price of the Underlying ETF on the FLEX Option Expiration
Date represents a decrease from the Initial Underlying ETF Level, but by less than 10%. Because of the Buffered Protection feature, the Unit holder's return would be better than the price return (not including returns from dividends)
from a direct investment in the Underlying ETF. In this example, return on an investment in the FLEX Options and cash held by the Trust is not affected by the Maximum Loss feature or Capped Return feature.

In this example, the hypothetical total return on an investment in the FLEX
Options and cash held by the Trust used to pay the Trust's annual operating expenses, would be approximately 0.00%. The total return on an investment in the Trust under this scenario would be less than 0.00% because the price of
Units will include the applicable sales charges and organization costs. The price at which you will be able to purchase Units will be based on their valuation at the Evaluation Time on the date you purchase your Units, which will be higher than $10 per Unit, which will reduce your potential returns.
The hypothetical return above does not reflect the deduction of any sales charges or organization costs.

EXAMPLE 4 - FLEX OPTION EXPIRATION DATE CLOSING PRICE OF THE UNDERLYING ETF
DECREASES BY 50%

The following provides an example of how the FLEX Options and cash held by the
Trust would perform should the expiration date closing price represent a 50%
decrease from the Initial Underlying ETF Level. Under this scenario, a
$1,000.00 investment in the FLEX Options and cash held by the Trust would provide a hypothetical return of approximately $600.01 on the Trust's
Mandatory Termination Date, consisting of:

- receiving value of approximately $499.98 on the ITM Purchased Call Options,

- receiving value of approximately $500.00 on the ATM Purchased Put Options,

- no value being realized with respect to the OTM Written Call Options, as they would expire worthless,

- losing value of approximately $400.00 on the OTM Written Put Options, and

- receiving cash value of $0.03.

In this example, there is a loss less than the loss that would have resulted from a direct investment in the Underlying ETF (not including returns from dividends). In this example, return on an investment in the FLEX Options and cash held by the Trust benefits from the Buffered Protection feature, and is not affected by the Maximum Loss feature or Capped Return feature.

In this example, the hypothetical loss on a investment in the FLEX Options and cash held by the Trust used to pay the Trust's annual operating expenses, would be approximately -40.00%. The total return on an investment in the Trust under this scenario would be less than -40.00% because the price of Units will include the applicable sales charges and organization costs. The price at which you will be able to purchase Units will be based on their valuation at the Evaluation Time on the date you purchase your Units, which will be higher than $10 per Unit, which will reduce your potential returns. The hypothetical return above does not reflect the deduction of any sales charges or organization costs.

EXAMPLE 5 - FLEX OPTION EXPIRATION DATE CLOSING PRICE OF THE UNDERLYING ETF
DECREASES BY 95%

The following provides an example of how the FLEX Options and cash held by the
Trust would perform should the expiration date closing price represent a 95%
decrease from the Initial Underlying ETF Level. Under this scenario, a
$1,000.00 investment in the FLEX Options and cash held by the Trust would provide a hypothetical return of approximately $150.01 on the Trust's
Mandatory Termination Date, consisting of:

- receiving value of approximately $49.98 on the ITM Purchased Call Options,

- receiving value of approximately $950.00 on the ATM Purchased Put Options,

- no value being realized with respect to the OTM Written Call Options, as they would expire worthless,

- losing value of approximately $850.00 on the OTM Written Put Options, and

- receiving cash value of $0.03.

In this example, there are benefits from the Buffered Protection feature and a loss less than the loss that would have resulted from a direct investment in the Underlying ETF (not including returns from dividends). In this example, return on an investment in the FLEX Options and cash held by the Trust is not affected by the Capped Return feature.

In this example, the hypothetical loss on an investment in the FLEX Options and cash held by the Trust used to pay the Trust's annual operating expenses, would be approximately -85.00%. The total return on an investment in the Trust under this scenario would be less than -85.00% because the price of Units will include the applicable sales charges and organization costs. The price at which you will be able to purchase Units will be based on their valuation at the Evaluation Time on the date you purchase your Units, which will be higher than $10 per Unit, which will reduce your potential returns. The hypothetical return above does not reflect the deduction of any sales charges or organization costs.

THE RETURN ON UNITS REDEEMED PRIOR TO THE TERMINATION OF THE TRUST WILL LIKELY
BE LESS THAN THE ORIGINAL PUBLIC OFFERING PRICE AND THE RETURN THAT A UNIT
HOLDER COULD EXPECT IF UNITS WERE HELD UNTIL THE TRUST'S TERMINATION. IN
ADDITION, DURING THE LIFE OF THE TRUST, THE UNIT VALUE WILL NOT MOVE
PROPORTIONALLY WITH CHANGES IN THE VALUE OF THE UNDERLYING ETF. ANY REDEMPTION
OF UNITS PRIOR TO THE TRUST'S TERMINATION COULD RESULT IN A SUBSTANTIAL LOSS.

                              TABLE OF HYPOTHETICAL SCENARIOS OF REDEMPTION AT MATURITY

                   Hypothetical Final
                   Distribution on        Hypothetical Percentage    Hypothetical Percentage  Hypothetical Percentage
Hypothetical       Trust Mandatory        Gain or Loss to            Gain or Loss to          Gain or Loss to
Underlying ETF     Termination Date       Unit Holders Based on      Unit Holders in a        Unit Holders in a
Return             per Unit*              Net Asset Value*           Brokerage Account*       "Wrap Fee" Account*
______________     __________________     _______________________    _______________________  _______________________
    100.00%              $12.12                    21.20%                     18.52%                   20.14%
     90.00%              $12.12                    21.20%                     18.52%                   20.14%
     80.00%              $12.12                    21.20%                     18.52%                   20.14%
     70.00%              $12.12                    21.20%                     18.52%                   20.14%
     60.00%              $12.12                    21.20%                     18.52%                   20.14%
     50.00%              $12.12                    21.20%                     18.52%                   20.14%
     40.00%              $12.12                    21.20%                     18.52%                   20.14%
     30.00%              $12.12                    21.20%                     18.52%                   20.14%
     21.20%              $12.12                    21.20%                     18.52%                   20.14%
     20.00%              $12.00                    20.00%                     17.34%                   18.95%
     15.00%              $11.50                    15.00%                     12.45%                   14.00%
     10.00%              $11.00                    10.00%                      7.56%                    9.04%
      5.00%              $10.50                     5.00%                      2.68%                    4.08%
      0.00%              $10.00                     0.00%                     -2.21%                   -0.87%
     -5.00%              $10.00                     0.00%                     -2.21%                   -0.87%
    -10.00%              $10.00                     0.00%                     -2.21%                   -0.87%
    -15.00%               $9.50                    -5.00%                     -7.10%                   -5.83%
    -20.00%               $9.00                   -10.00%                    -11.99%                  -10.78%
    -30.00%               $8.00                   -20.00%                    -21.77%                  -20.70%
    -40.00%               $7.00                   -30.00%                    -31.55%                  -30.61%
    -50.00%               $6.00                   -40.00%                    -41.33%                  -40.52%
    -60.00%               $5.00                   -50.00%                    -51.11%                  -50.44%
    -70.00%               $4.00                   -60.00%                    -60.89%                  -60.35%
    -80.00%               $3.00                   -70.00%                    -70.66%                  -70.26%
    -95.00%               $1.50                   -85.00%                    -85.33%                  -85.13%
   -100.00%               $1.00                   -90.00%                    -90.22%                  -90.08%

* The amounts set forth above are after imposition of the Trust's annual operating expenses.

THESE EXAMPLES DO NOT SHOW THE PAST PERFORMANCE OF THE UNDERLYING ETF OR ANY
INVESTMENT. THESE EXAMPLES ARE FOR ILLUSTRATIVE PURPOSES ONLY AND ARE NOT
INTENDED TO BE INDICATIVE OF FUTURE RESULTS OF THE UNDERLYING ETF, THE FLEX
OPTIONS OR THE TRUST'S UNITS. YOU MAY REALIZE A RETURN THAT IS LOWER THAN THE
INTENDED RETURNS DESCRIBED ABOVE AS A RESULT OF UNITS BEING REDEEMED PRIOR TO
THE TRUST'S MANDATORY TERMINATION DATE, PURCHASING UNITS AT A PRICE OTHER THAN
THE INITIAL NET ASSET VALUE OF THE UNITS ON THE INITIAL DATE OF DEPOSIT, IN
THE EVENT THAT THE FLEX OPTIONS ARE OTHERWISE LIQUIDATED BY THE TRUST PRIOR TO
EXPIRATION, IF THERE IS A LACK OF LIQUIDITY FOR THE FLEX OPTIONS DURING THE
LIFE OF THE TRUST OR ON THE FLEX OPTION EXPIRATION DATE, IF THE TRUST IS
UNABLE TO MAINTAIN THE PROPORTIONAL RELATIONSHIP OF THE FLEX OPTIONS BASED ON
THE NUMBER OF FLEX OPTION CONTRACTS IN THE TRUST'S PORTFOLIO, IF A CORPORATE
ACTION (DEFINED ABOVE) OCCURS WITH RESPECT TO THE UNDERLYING ETF, OR AS A
RESULT OF INCREASES IN POTENTIAL TAX-RELATED EXPENSES AND OTHER EXPENSES OF
THE TRUST ABOVE ESTIMATED LEVELS.

                        Risk Factors

Price Volatility. As with any investment, we cannot guarantee that the performance of the Trust will be positive over any period of time, or that you won't lose money. The Trust invests in FLEX Options. The value of the Trust's
Units will fluctuate with changes in the value of the FLEX Options. The value of your Units may fall over time. Amounts available to distribute to Unit holders on the Trust's Mandatory Termination Date will depend primarily on the performance of the FLEX Options and are not guaranteed. The Trust seeks to provide returns related to the price performance of the Underlying ETF only, which does not include returns from distributions paid by the Underlying ETF.
The Units, on the Trust's Mandatory Termination Date and at any other point in time, may be worth less than your original investment. In addition, during the life of the Trust, the Unit value will not move proportionally with changes in the value of the Underlying ETF.

The Trust's investment strategy has not been designed to achieve its objective if Units are bought after the Trust's Initial Date of Deposit or redeemed prior to the Trust's Mandatory Termination Date. Because the Trust is not
managed, the Trustee will not sell Securities in response to or in anticipation of market fluctuations, as is common in managed investments.
Units of the Trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Underlying ETF Market Risk. The FLEX Options represent indirect positions in the Underlying ETF and are subject to risks associated with changes in value as the price of the Underlying ETF rises or falls. The investment in the FLEX
Options includes the risk that their value may be affected by market risk related to the Underlying ETF, the Underlying Index and the value of the securities in the Underlying Index held by the Underlying ETF. Market risk is the risk that the value of the securities will fluctuate. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a security's issuer, perceptions of an issuer, ratings on a bond, or political or economic events affecting the issuer. While the FLEX Options are individually related to the
Underlying ETF, the return on the FLEX Options depends on the price of the
Underlying ETF at the close of the NYSE on the FLEX Option Expiration Date and will be substantially determined by market conditions and the Underlying ETF and the value of the securities comprising the Underlying ETF as of such time.

Common Stocks. The Underlying ETF is an exchange-traded fund that seeks to track the investment results, before fees and expenses, of the Nasdaq-100
Index(R). The value of the Underlying ETF will fluctuate over time based on changes in the value of the Underlying Index and securities represented by the
Underlying ETF, which are subject to risks associated with investments in common stocks. Common stocks are subject to the risk that their prices will fall. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as market volatility, or when political or economic events affecting the issuers occur. Common stock prices may also be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase, negatively impacting issuers.
Common stocks represent a proportional share of ownership in a company.
Shareholders of common stocks have rights to receive payments that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Common stocks are structurally subordinated to preferred stocks, bonds and other debt instruments in a company's capital structure, and represent a residual claim on the issuer's assets that have no value unless such assets are sufficient to cover all other claims.

Growth Stocks. The Underlying ETF invests significantly in growth stocks.
Stocks exhibiting growth characteristics tend to be more volatile than certain other types of stocks and their prices usually fluctuate more dramatically than the overall stock market. A stock with growth characteristics can have sharp price declines due to decreases in current or expected earnings and may lack dividend payments that can help cushion its share price during declining markets.

Concentration Risk. When 25% or more of a trust's portfolio is invested in securities that provide exposure to companies within a single sector, the trust is considered to be concentrated in that particular sector. A portfolio concentrated in one or more sectors may present more risks than a portfolio broadly diversified over several sectors.

The Trust is concentrated in investments that provide exposure to the information technology sector.

Information Technology. A significant percentage of the stocks held by the
Underlying ETF are issued by information technology companies. Technology companies are generally subject to the risks of rapidly changing technologies;
short product life cycles; fierce competition; aggressive pricing; frequent introduction of new or enhanced products; the loss of patent, copyright and trademark protections; cyclical market patterns; evolving industry standards;
and frequent new product introductions. Technology companies may be smaller and less experienced companies, with limited product lines, markets or financial resources. Technology company stocks have experienced extreme price and volume fluctuations that are often unrelated to their operating performance. Also, the stocks of many Internet companies have exceptionally high price to earnings ratios with little or no earnings histories.

Equity Investing Risk. Because the Trust holds FLEX Options that reference the
Underlying ETF, the Trust has exposure to an investment in the Underlying ETF, which involves risks similar to those of investing in any fund of equity securities, such as market fluctuations caused by such factors as economic and political developments, changes in interest rates and perceived trends in securities prices.

An investment in the Underlying ETF is subject to the risks of any investment in a broadly based portfolio of common stocks, including the risk that the general level of stock prices may decline, thereby adversely affecting the value of such investment. The value of securities may fluctuate in accordance with changes in the financial condition of the issuers of the securities, the value of common stocks generally and other factors. The identity and weighting of the securities change from time to time.

The financial condition of issuers of the securities may become impaired or the general condition of the stock market may deteriorate, either of which may cause a decrease in the value of the portfolio and thus in the value of units.
Since the Underlying ETF is not actively managed, the adverse financial condition of an issuer will not result in its elimination from the portfolio unless such issuer is removed from the Index.

Common stocks are susceptible to general stock market fluctuations and to volatile increases and decreases in value as market confidence in and perceptions of their issuers change. These investor perceptions are based on various and unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic and banking crises.

Holders of common stocks of any given issuer incur more risk than holders of preferred stocks and debt obligations of the issuer because the rights of common stockholders, as owners of the issuer, generally are subordinate to the rights of creditors of, or holders of debt obligations or preferred stocks issued by, such issuer. Further, unlike debt securities that typically have a stated principal amount payable at maturity, or preferred stocks that typically have a liquidation preference and may have stated optional or mandatory redemption provisions, common stocks have neither a fixed principal amount nor a maturity. Common stock values are subject to market fluctuations as long as the common stock remains outstanding. The value of the portfolio will fluctuate over the entire life of the Trust.

Large Capitalization Companies. The securities held by the Underlying ETF are issued by large capitalization companies. The return on investment in stocks of large capitalization companies may be less than the return on investment in stocks of small and/or mid capitalization companies. Large capitalization companies may also grow at a slower rate than the overall market.

Capped Upside Risk. The Trust's strategy seeks to provide returns that match those of the Underlying ETF for Units purchased on the Trust's Initial Date of
Deposit and held for the entire Outcome Period, subject to a pre-determined upside cap. If an investor does not hold its Units for the entire Outcome
Period, the returns realized by that investor may not match those that the
Trust seeks to achieve. If the Underlying ETF experiences gains during the
Outcome Period, the Trust will not participate in those gains beyond the cap.
If the anticipated return approaches the cap during the life of the Trust, some investors may choose to redeem early. Such behavior may impose increased costs on the Trust, reducing the return to the remaining Unit holders.

Buffered Loss Risk. There can be no guarantee that the Trust will be successful in its strategy to buffer against Underlying ETF losses if the
Underlying ETF decreases over the Outcome Period by 10% or less. A Unit holder may lose their entire investment. The Trust's strategy seeks to deliver returns that match the price return of the Underlying ETF (up to the cap), while covering the first 10% of downside losses, if Units are bought on the day on which the Trust enters into the FLEX Options and held until those FLEX
Options expire at the end of the Outcome Period. In the event an investor sells or redeems Units prior to the expiration of the FLEX Options, the buffer that the Trust seeks to provide may not be available.

Dilution Risk. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the
Securities, and because the Trust pays the associated brokerage fees. To reduce this dilution, the Trust will try to buy the Securities as close to the
Evaluation Time and as close to the evaluation price as possible. You may also experience a dilution of your investment when the Trust sells Securities to meet redemption requests. Because the Trust pays the brokerage fees associated with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses. To the extent there is a dilution to your investment it is highly likely that you will not receive the hypothetical returns set forth in this prospectus.

Outcome Period Risk. The Trust's investment strategy is designed to deliver returns that match those of the Underlying ETF if Units are bought on the day on which the Trust enters into the FLEX Options (i.e., the first day of the
Outcome Period) and held until those FLEX Options expire at the end of the
Outcome Period, subject to the predetermined upside return cap. In the event an investor purchases Units after the first day of the Outcome Period or sells or redeems Units prior to the end of the Outcome Period, the value of that investor's investment in their Units may not be buffered against a decline in the value of the Underlying ETF and may not participate in a gain in the value of the Underlying ETF up to the cap for the investor's investment period.

FLEX Options Risk. Trading FLEX Options involves risks different from, or possibly greater than, the risks associated with investing directly in securities. The Trust may experience substantial downside from specific FLEX
Option positions and certain FLEX Option positions may expire worthless. The
FLEX Options are listed on an exchange; however, no one can guarantee that a liquid secondary trading market will exist for the FLEX Options. In the event that trading in the FLEX Options is limited or absent, the value of the
Trust's FLEX Options may decrease. In a less liquid market for the FLEX
Options, liquidating the FLEX Options may require the payment of a premium
(for written FLEX Options) or acceptance of a discounted price (for purchased
FLEX Options) and may take longer to complete. A less liquid trading market may adversely impact the value of the FLEX Options and Trust Units and result in the Trust being unable to achieve its investment objective. Less liquidity in the trading of the Trusts FLEX Options could have an impact on the prices paid or received by the Trust for the FLEX Options in connection with redemptions of the Trust's Units. Depending on the nature of this impact to pricing, the Trust may be forced to pay more for redemptions than the price at which it currently values the FLEX Options. Such overpayment could reduce the
Trust's ability to maintain the cap and buffer. Additionally, in a less liquid market for the FLEX Options, the liquidation of a large number of options may more significantly impact the price. A less liquid trading market may adversely impact the value of the FLEX Options and the value of your investment. The trading in FLEX Options may be less deep and liquid than the market for certain other exchange-traded options, non-customized options or other securities.

Transactions in FLEX Options are required to be centrally cleared. In a transaction involving FLEX Options, the Trust's counterparty is the OCC, rather than a bank or broker. Since the Trust is not a member of the OCC and only members ("clearing members") can participate directly in the OCC, the
Trust will hold its FLEX Options through accounts at clearing members.
Although clearing members guarantee performance of their clients' obligations to the OCC, there is a risk that the assets of the Trust might not be fully protected in the event of a clearing member's bankruptcy, as the Trust would be limited to recovering only a pro rata share of all available funds segregated on behalf of the clearing member's customers for the relevant account class. Additionally, the OCC may be unable or unwilling to perform its obligations under the FLEX Options contracts.

FLEX Options Valuation Risk. The FLEX Options held by the Trust will be exercisable at the strike price only on their expiration date. Prior to the expiration date, the value of the FLEX Options will be determined based upon market quotations or using other recognized pricing methods. The value of the
FLEX Options does not increase or decrease at the same rate as the Underlying
ETF (although they generally move in the same direction) or its underlying securities and FLEX Option prices may be highly volatile and may fluctuate substantially during a short period of time. The value of the FLEX Options prior to the expiration date may vary because of factors other than the value of the Underlying ETF, such as interest rate changes, changing supply and demand, decreased liquidity of the FLEX Options, a change in the actual and perceived volatility of the stock market and the Underlying ETF and the remaining time to expiration. An increase in the value of the written FLEX
Options reduces the value of your Units. As the value of the written FLEX
Options increases, the written FLEX Options have a more negative impact on the value of your Units. You should note that even if the value of the Underlying
ETF does not change, if the value of a written FLEX Option increases (for example, based on increased volatility of the Underlying Index) your Units will lose value. After the premium is received on the written FLEX Options, the written FLEX Options will reduce the value of your Units.

During periods of reduced market liquidity or in the absence of readily available market quotations for the holdings of the Trust, the ability of the
Sponsor to value the FLEX Options based on their good faith determination of the fair value becomes more difficult and the judgment of the Sponsor may play a greater role in the valuation of the Trust's holdings due to reduced availability of reliable objective pricing data. Consequently, while such determinations may be made in good faith, it may nevertheless be more difficult for the Trust to accurately assign a daily value and could result in greater fluctuation in their valuations from one day to the next than if market quotations were used. Under those circumstances, the value of the FLEX
Options will require more reliance on the Sponsor's judgment than that required for securities for which there is an active trading market. This creates a risk of mispricing or improper valuation of the FLEX Options which could impact the value of the Trust's Units. There is no assurance that the
Trust could sell or close out a portfolio position for the value established for it at any time, and it is possible that the Trust would incur a loss because a portfolio position is sold or closed out at a discount to the valuation established by the Trust at that time. In addition, the Trust's ability to value investments may be impacted by technological issues or errors by pricing services or other third-party service providers.

Investment in the Underlying ETF Risk. Because the Trust holds FLEX Options that reference a fund, Unit holders are subject to the risk that the securities selected by the fund's investment advisor will underperform the markets, the relevant indices or the securities selected by other funds.
Further, the fund may in the future invest in other types of securities which involve risk which may differ from those set forth below. The fund referenced by the FLEX Options held by the Trust may invest a relatively high percentage of its assets in a limited number of issuers. As a result, the fund may be more susceptible to a single adverse economic or regulatory occurrence affecting one or more of these issuers, experience increased volatility and be highly concentrated in certain issuers.

Exchange-Traded Funds ("ETFs"). ETFs are investment pools that hold other securities. The FLEX Options represent indirect positions in the Underlying
ETF, which is an exchange-traded fund, and are subject to risks associated with changes in value of the Underlying ETF, such as the following:

- Index Correlation and Tracking Error Risk. While the Underlying ETF is
intended to track the performance of the Underlying Index, the Underlying
ETF's returns may not match or achieve a high degree of correlation with the return of the Underlying Index. Index correlation risk is the risk that the performance of an index-based ETF will vary from the actual performance of the fund's target index, known as "tracking error." This can happen due to transaction costs, market impact, corporate actions (such as mergers and spin-
offs) and timing variances. In addition, it is possible that the Underlying
ETF may not always fully replicate the securities contained in the Underlying
Index.

- Market Trading Risk. The Underlying ETF is structured as a unit investment trust registered under the 1940 Act. Unlike typical open-end funds or unit investment trusts, ETFs generally do not sell or redeem their individual shares at net asset value. Shares of ETFs may trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of the ETF shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors. ETFs generally sell and redeem shares in large blocks (often known as "Creation Units"). In addition, securities exchanges list ETF shares for trading, which allows investors to purchase and sell individual ETF shares at current market prices throughout the day. ETFs therefore possess characteristics of traditional open-end funds and unit investment trusts, which issue redeemable shares, and of corporate common stocks or closed-end funds, which generally issue shares that trade at negotiated prices on securities exchanges and are not redeemable.

- Passive Investment Risk. The Underlying ETF is a passively-managed index fund that seeks to replicate the performance and composition of the Underlying
Index. As a result, the Underlying ETF will hold constituent securities of the
Underlying Index regardless of the current or projected performance on a specific security or particular industry or market sector. Maintaining investments in the securities regardless of market conditions of the performance of individual securities could cause the Underlying ETF's returns to be lower than if it employed an active strategy.

Counterparty Risk. Trust transactions involving a counterparty are subject to the risk that the counterparty will not fulfill its obligation to the Trust.
Counterparty risk may arise because of the counterparty's financial condition
(i.e., financial difficulties, bankruptcy, or insolvency), market activities and developments, or other reasons, whether foreseen or not. A counterparty's inability to fulfill its obligation may result in significant financial loss to the Trust. The Trust may be unable to recover its investment from the counterparty or may obtain a limited recovery, and/or recovery may be delayed.
The OCC acts as guarantor and central counterparty with respect to the FLEX
Options. As a result, the ability of the Trust to meet its objective depends on the OCC being able to meet its obligations. In the unlikely event that the
OCC becomes insolvent or is otherwise unable to meet its settlement obligations, the Trust could suffer significant losses.

Tax Risk. The Trust intends to treat any income it may derive from the FLEX
Options as "qualifying income" under the provisions of the Code applicable to regulated investment companies ("RICs"). In addition, based upon language in the legislative history, the Trust intends to treat the issuer of the FLEX
Options as the referenced asset, which, assuming the referenced asset qualifies as a RIC, would allow the Trust to qualify for special rules in the
RIC diversification requirements. If the income is not qualifying income or the issuer of the FLEX Options is not appropriately the referenced asset, the
Trust could lose its own status as a RIC.

Regulated Investment Company Qualification Risk. To maintain its status as a
RIC, the Trust must distribute at least 90% of its investment company taxable income and at least 90% of its net tax-exempt interest income annually. In addition, to avoid a non-deductible excise tax, the Trust must distribute at least 98% of its ordinary income and at least 98.2% of its capital gain net income. The Trust has entered into option agreements with the same counterparty and taken the position that the option agreements are separate agreements. Under general tax principles, a regulated investment company would not accrue income on separate option agreements during the term of the agreements. However, if the agreements are treated as one agreement, the Trust might be required to accrue income currently during the term and make annual distributions of income. If the Trust is required to accrue income but does not distribute the income to the investors, the Trust may fail to qualify as a regulated investment company. In addition, if the agreements are treated as one agreement, the Trust may fail either or both of the RIC income and diversification tests. Separately, depending upon the circumstances, sales to fund redemptions could cause the Trust to recognize income that the Trust is required to distribute to maintain the Trust's RIC status and avoid the excise tax. Funding such distributions could require additional sales, which could require more distributions and affect the projected performance of the Trust.
Alternatively, if the Trust only makes distributions to maintain its RIC status and becomes subject to the excise tax, that could also affect the projected performance of the Trust. In either case, the assets sold to fund redemptions, distributions or pay the excise tax will not be available to assist the Trust in meeting its target outcome. If the Trust fails to qualify as a regulated investment company, it will be subject to tax as a C corporation.

Section 1258 Risk. Section 1258 of the Internal Revenue Code requires the gain from conversion transactions to be recharacterized as ordinary income. The
Trust contains a straddle, which would generally produce ordinary income or short term capital gain. When a transaction sold as producing capital gains from certain types of investments, including straddles that create a return tied to the time value of money, the transaction may be treated as a conversion transaction, and all gain from the transaction may be treated as ordinary income.

Early Trust Termination Risk. The Trustee has the power to terminate your
Trust early in limited cases as described under "Amending or Terminating the
Indenture" including if the value of the Securities owned by the Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in the Trust during the initial offering period. This could result in a reduction in the value of Units and result in a significant loss to investors.

Distributions. If the amount of cash in the Income and Capital Accounts of the
Trust are insufficient to provide for expenses and other amounts payable by the Trust, the Trust may sell Securities to pay such amounts. These sales may result in losses to Unit holders and the inability of the Trust to meet its investment objective. There is no assurance that your investment will maintain its size or composition.

Market Risk. Market risk is the risk that a particular security, or Units of the Trust in general, may fall in value or underperform other investments.
Securities are subject to market fluctuations caused by such factors as economic, political, regulatory or market developments, changes in interest rates and perceived trends in securities prices. The Federal Reserve has recently lowered interest rates and may continue to do so in the future.
Recent and potential future bank failures could result in disruption to the broader banking industry or markets generally and reduce confidence in financial institutions and the economy as a whole, which may also heighten market volatility and reduce liquidity. Additionally, challenges in commercial real estate markets, including declining valuations and increasing vacancies, could have a broader impact on financial markets. In addition, local, regional or global events such as war, acts of terrorism, spread of infectious diseases or other public health issues, recessions, political turbulence or other events could have a significant negative impact on the Trust and its investments. The ongoing adversarial political climate in the United States, as well as political and diplomatic events both domestic and abroad, have had and may continue to have an adverse impact on the U.S. regulatory landscape, markets and investor behavior, which could have a negative impact on the
Trust's investments and operations. The change in administration resulting from the 2024 United States national elections could result in significant impacts to international trade relations, tax and immigration policies, and other aspects of the national and international political and financial landscape, which could affect, among other things, inflation and the securities markets generally. Ongoing armed conflicts between Russia and
Ukraine in Europe and among Israel, Iran, Hamas and other militant groups in the Middle East have caused and could continue to cause significant market disruptions and volatility within the markets in Russia, Europe, the Middle

East and the United States. The hostilities and sanctions resulting from those hostilities could have a significant impact on certain Trust investments as well as Trust performance. The economies of the United States and its trading partners, as well as the financial markets generally, may be adversely impacted by trade disputes, including the imposition of tariffs, and other matters. A public health crisis, and the ensuing policies enacted by governments and central banks in response, could cause significant volatility and uncertainty in global financial markets, negatively impacting global growth prospects. Such events may affect certain geographic regions, countries, sectors and industries more significantly than others. Advancements in technology may also adversely impact markets and the overall performance of the Trust. For instance, the economy may be significantly impacted by the advanced development and increased regulation of artificial intelligence.
Additionally, cybersecurity breaches of both government and non-government entities could have negative impacts on infrastructure and the ability of such entities, including the Trust, to operate properly. Such events could adversely affect the prices and liquidity of the Trust's portfolio securities and could result in disruptions in the trading markets. Any such circumstances could have a materially negative impact on the value of the Trust's Units and result in increased market volatility.

Absence of an Active Market Risk. The Underlying ETF faces numerous market trading risks, including the potential lack of an active market for Underlying
ETF shares due to a limited number of market markers or authorized participants. The Underlying ETF may rely on a small number of third-party market makers to provide a market for the purchase and sale of shares and market makers are under no obligation to make a market in the Underlying ETF's shares. Additionally, only a limited number of institutions act as authorized participants for the Underlying ETF and only an authorized participant may engage in creation or redemption transactions directly with the Underlying ETF and are not obligated to submit purchase or redemption orders for creation units. Decisions by market makers or authorized participants to reduce their role or step away from these activities in times of market stress could inhibit the effectiveness of the arbitrage process in maintaining the relationship between the underlying values of the Underlying ETF's portfolio securities and the Underlying ETF's market price. Any trading halt or other problem relating to the trading activity of these market makers or any issues disrupting the authorized participants' ability to proceed with creation and/or redemption orders could result in a dramatic change in the spread between the Underlying ETF's net asset value and the price at which the
Underlying ETF's shares are trading on the Exchange, which could result in a decrease in value of the Underlying ETF's shares. This reduced effectiveness could result in the Underlying ETF's shares trading at a premium or discount to net asset value and also in greater than normal intraday bid-ask spreads for Underlying ETF's shares.

Fluctuation of Net Asset Value Risk. The net asset value of shares of the
Underlying ETF will generally fluctuate with changes in the market value of the Underlying ETF's holdings. The market prices of shares will generally fluctuate in accordance with changes in net asset value as well as the relative supply of and demand for shares on the exchange on which they trade.
The bid/ask spread may also widen depending on market conditions and the liquidity of the underlying investments held by the Underlying ETF. The Trust cannot predict whether shares will trade below, at or above their net asset value because the shares trade on an exchange at market prices and not at net asset value. Price differences may be due, in large part, to the fact that supply and demand forces at work in the secondary trading market for shares will be closely related to, but not identical to, the same forces influencing the prices of the holdings of the Underlying ETF trading individually or in the aggregate at any point in time.

Trading Issues Risk. Although the shares of the Underlying ETF are listed for trading on a securities exchange, there can be no assurance that an active trading market for such shares will develop or be maintained. Trading in shares on such exchanges may be halted due to market conditions or for reasons that, in the view of an exchange, make trading in shares inadvisable. In addition, trading in shares on an exchange is subject to trading halts caused by extraordinary market volatility pursuant to the exchange's "circuit breaker" rules. Market makers are under no obligation to make a market in the
Underlying ETF shares. There can be no assurance that the requirements of the exchange necessary to maintain the listing of the Underlying ETF will continue to be met or will remain unchanged. In particular, if the Underlying ETF does not comply with any provision of the listing standards of an exchange that are applicable to the Underlying ETF, and cannot bring itself into compliance within a reasonable period after discovering the matter, the exchange may remove the shares of the Underlying ETF from listing. The Underlying ETF may have difficulty maintaining its listing on an exchange in the event that the
Underlying ETF's assets are small or the Underlying ETF does not have enough shareholders.

Cybersecurity Risk. As the use of Internet technology has become more prevalent in the course of business, the Trust has become more susceptible to potential operational risks through breaches in cybersecurity. A breach in cybersecurity refers to both intentional and unintentional events that may cause the Trust to lose proprietary information, suffer data corruption or lose operational capacity. Such events could cause the Sponsor of the Trust to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures and/or financial loss. Cybersecurity breaches may involve unauthorized access to digital information systems utilized by the Trust through "hacking" or malicious software coding, but may also result from outside attacks such as denial-of-service attacks through efforts to make network services unavailable to intended users. In addition, cybersecurity breaches of the Trust's third-party service providers, or issuers in which the Trust invests, can also subject the Trust to many of the same risks associated with direct cybersecurity breaches. The Sponsor of, and third-party service provider to, the Trust have established risk management systems designed to reduce the risks associated with cybersecurity. However, there is no guarantee that such efforts will succeed, especially because the
Trust does not directly control the cybersecurity systems of issuers or third-
party service providers.

Operational Risk. The Trust is subject to risks arising from various operational factors, including, but not limited to, human error, processing and communication errors, errors of the Trust's service providers, counterparties or other third-parties, failed or inadequate processes and technology or systems failures. The Trust relies on third-parties for a range of services. Any delay or failure relating to engaging or maintaining such service providers may affect the Trust's ability to meet its investment objective. Although the Trust seeks to reduce these operational risks through controls and procedures, there is no way to completely protect against such risks.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the Trust's investments. For example, recently adopted tax legislation, tax regulations proposed by the U.S. Treasury or positions taken by the Internal Revenue Service could affect the value of the Trust by changing the taxation or tax characterizations of the Trust's investments, or dividends and other income paid by or related to such Securities. Litigation regarding any of the issuers of the Securities, or the industries represented by these issuers, may negatively impact the value of these Securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the value of the Trust's investments.

                      Who Should Invest

You should consider an investment in the Trust if you want:

- the potential for capital appreciation on the Underlying ETF subject to a cap and with a limited degree of downside "buffered" protection.

- to forgo gains greater than the Capped Return.

- a growth-oriented investment that will receive no periodic distributions.

- to accept the risk of as much as a 90% loss of principal.

You should not consider an investment in the Trust if you:

- are uncomfortable with the risks of an unmanaged investment in option contracts.

- are uncomfortable with exposure to the risks associated with the Trust's
FLEX Options.

- are uncomfortable with a return that depends upon the performance of the
Underlying ETF.

- are uncomfortable foregoing gains greater than the Capped Return.

- are not willing to be subject to a maximum return that is less than the
Capped Return (potentially much less), or a buffer that is less than the
"Buffered Protection," if Units are purchased at a price other than the initial net asset value.

- are uncomfortable with the risk that you may lose as much as 90% of your principal.

- are uncomfortable with not receiving any income or periodic distributions.

- cannot hold the Units until the Mandatory Termination Date.

- are considering purchasing Units at or near the Capped Return.

                       Public Offering

The Public Offering Price.

Units will be purchased at the Public Offering Price, the price per Unit of which is comprised of the following:

- The aggregate underlying value of the purchased FLEX Options, less the value of the written FLEX Options;

- The amount of any cash in the Income and Capital Accounts; and

- The maximum sales charge (which combines an initial upfront sales charge and the creation and development fee).

The price you pay for your Units will differ from the amount stated under
"Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities and changes in the value of the
Income and/or Capital Accounts.

Although you are not required to pay for your Units until one business day following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of
1934, as amended.

The number of Units available may be insufficient to meet demand. This may be because of the Sponsor's inability to, or decision not to, purchase and deposit underlying Securities in amounts sufficient to maintain the proportionate numbers of shares of each Security as required to create additional Units or because of its inability to sell FLEX Options.

Organization Costs. Cash which comprises the portion of the Public Offering
Price intended to be used to reimburse the Sponsor for the Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the SEC and states, licensing fee required for the establishment of the Trust under license agreements which provide for full payment of the licensing fee not later than the conclusion of the organization expense period, the initial audit of the Trust's statement of net assets, legal fees and the initial fees and expenses of the Trustee) has been included in the Trust. The Sponsor will be reimbursed for the Trust's organization costs at the end of the initial offering period (a significantly shorter time period than the life of the
Trust). To the extent actual organization costs are less than the estimated amount, only the actual organization costs will ultimately be charged to the
Trust.

Minimum Purchase.

The minimum amount per account you can purchase of the Trust is generally
$1,000 worth of Units, but such amounts may vary depending on your selling firm.

Maximum Sales Charge.

The maximum sales charge of 1.85% per Unit is comprised of a transactional sales charge and a creation and development fee. After the initial offering period the maximum sales charge will be reduced by 0.49%, to reflect the amount of the previously charged creation and development fee.

Transactional Sales Charge.

The transactional sales charge you will pay is comprised of an initial sales charge.

Initial Sales Charge. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge of
1.85% of the Public Offering Price and the remaining creation and development fee (initially $.050 per Unit). On the Initial Date of Deposit, the initial sales charge is equal to approximately 1.36% of the Public Offering Price of a
Unit. Thereafter, it will vary from 1.36% depending on the purchase price of your Units and as the creation and development fee payments are made. When the
Public Offering Price per Unit exceeds $10.226, the initial sales charge will exceed 1.36% of the Public Offering Price.

Creation and Development Fee.

As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period.

Discounts for Certain Persons.

The maximum sales charge is 1.85% per Unit and the maximum dealer concession is 1.25% per Unit.

If you are purchasing Units for an investment account, the terms of which provide that your registered investment advisor or registered broker/dealer
(a) charges periodic fees in lieu of commissions; (b) charges for financial planning, investment advisory or asset management services; or (c) charges a comprehensive "wrap fee" or similar fee for these or comparable services ("Fee
Accounts"), you will not be assessed the transactional sales charge described above on such purchases. These Units will be designated as Fee Account Units and assigned a Fee Account CUSIP Number. Certain Fee Account Unit holders may be assessed transaction or other account fees on the purchase and/or redemption of such Units by their registered investment advisor, broker/dealer or other processing organizations for providing certain transaction or account activities. Fee Account Units are not available for purchase in the secondary market. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trust.

Employees, officers and directors (and immediate family members) of the
Sponsor, our related companies, and dealers and their affiliates will purchase
Units at the Public Offering Price less the applicable dealer concession, subject to the policies of the related selling firm. Immediate family members include spouses, or the equivalent if recognized under local law, children or step-children under the age of 21 living in the same household, parents or step-parents and trustees, custodians or fiduciaries for the benefit of such persons. Only employees, officers and directors of companies that allow their employees to participate in this employee discount program are eligible for the discounts.

The Value of the Securities.

The Sponsor will determine the aggregate underlying value of the Securities in the Trust as of the Evaluation Time on each business day and will adjust the
Public Offering Price of the Units according to this valuation. This Public
Offering Price will be effective for all orders received before the Evaluation
Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus shall mean any day on which the NYSE is open.
For purposes of Securities and Unit settlement, the term business day does not include days on which U.S. financial institutions are closed.

The aggregate underlying value of the FLEX Options in the Trust will generally be determined based on the last quoted sale price where readily available and appropriate. If no trades occur for a specific trade date or the Sponsor determines that market quotations are unavailable or inappropriate (e.g., due to infrequent transactions or thin trading), the Sponsor will determine the underlying value of the Securities based on their good faith determination of the fair value of the Securities at their discretion. To determine the fair value of the Securities, where available, the Sponsor will start with values generated using model prices provided by an independent third party, which uses a proprietary algorithm using standard option valuation variables and calculations. Where such values are not available and to assess the reasonableness of the above valuations, the Sponsor will generate their own model-based valuations of the Securities, including using the Black-Scholes model for option valuation, and use current market quotations and ask/bid prices for comparable listed options that are more actively traded.

                    Distribution of Units

We intend to qualify Units of the Trust for sale in a number of states. All
Units will be sold at the then current Public Offering Price.

The Sponsor compensates intermediaries, such as broker/dealers and banks, for their activities that are intended to result in sales of Units of the Trust.
This compensation includes dealer concessions described in the following section and may include additional concessions and other compensation and benefits to broker/dealers and other intermediaries.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 1.25% of the Public Offering Price per
Unit, subject to reductions set forth in "Public Offering-Discounts for
Certain Persons."

Eligible dealer firms and other selling agents who, during the previous consecutive 12-month period through the end of the most recent month, sold primary market units of unit investment trusts sponsored by us in the dollar amounts shown below will be entitled to up to the following additional sales concession on primary market sales of units during the current month of unit investment trusts sponsored by us:

Total sales                                     Additional
(in millions)                                   Concession
__________________________________________________________
$25 but less than $100                              0.035%
$100 but less than $150                             0.050%
$150 but less than $250                             0.075%
$250 but less than $1,000                           0.100%
$1,000 but less than $5,000                         0.125%
$5,000 but less than $7,500                         0.150%
$7,500 or more                                      0.175%

Dealers and other selling agents will not receive a concession on the sale of
Units which are not subject to a transactional sales charge, but such Units will be included in determining whether the above volume sales levels are met.
Eligible dealer firms and other selling agents include clearing firms that place orders with First Trust and provide First Trust with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker/dealer firms or firms who place orders through clearing firms that are eligible dealers. We reserve the right to change the amount of concessions or agency commissions from time to time.
Certain commercial banks may be making Units of the Trust available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Other Compensation and Benefits to Broker/Dealers.

The Sponsor, at its own expense and out of its own profits, currently provides additional compensation and benefits to broker/dealers who sell Units of this
Trust and other First Trust products. This compensation is intended to result in additional sales of First Trust products and/or compensate broker/dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of First Trust products by the intermediary or its agents, the placing of First Trust products on a preferred or recommended product list, access to an intermediary's personnel, and other factors. The Sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker/dealer firms and similar activities designed to promote the sale of the
Sponsor's products. The Sponsor makes such payments to a substantial majority of intermediaries that sell First Trust products. The Sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating Unit sales, such as the costs of developing or purchasing trading systems to process Unit trades.
Payments of such additional compensation described in this and the preceding paragraph, some of which may be characterized as "revenue sharing," create a conflict of interest by influencing financial intermediaries and their agents to sell or recommend a First Trust product, including the Trust, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your Units.

Advertising and Investment Comparisons.

Advertising materials regarding the Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how the Trust operates; how securities are selected;
various unit investment trust features such as convenience and costs; and
options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in the Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of the Trust (which may show performance net of the expenses and charges the Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar, Inc. or (3)
information from publications such as Money, The New York Times, U.S. News and
World Report, Bloomberg Businessweek, Forbes or Fortune. The investment characteristics of the Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of the Trust's future performance. We may also, from time to time, use advertising which classifies trusts or portfolio securities according to capitalization and/or investment style.

                    The Sponsor's Profits

We will receive a gross sales commission equal to the maximum transactional sales charge per Unit less any reduction as stated in "Public Offering." We will also receive the amount of any collected creation and development fee.

Also, any difference between our cost to purchase the Securities and the price at which we sell them to the Trust is considered a profit or loss (see Note 3 of "Schedule of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                    The Secondary Market

Although not obligated, we may maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except fees to value
Trust Securities and Trustee costs to transfer and record the ownership of
Units. We may discontinue purchases of Units at any time. IF YOU WISH TO
DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE
MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE.

                    How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units that we hold to the
Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any.
However, the amount you will receive is the same as you would have received on redemption of the Units.

                    Expenses and Charges

The estimated annual expenses of the Trust are listed under "Fee Table." If actual expenses of the Trust exceed the estimate, the Trust will bear the excess. The Trustee will pay operating expenses of the Trust from the Income
Account of the Trust if funds are available, and then from the Capital
Account. The Income and Capital Accounts are non-interest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

First Trust Advisors L.P., an affiliate of ours, acts as Portfolio Supervisor and will be compensated for providing portfolio supervisory services as well as bookkeeping and other administrative services to the Trust. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trust. In addition, the Portfolio Supervisor may, at its own expense, employ one or more sub-Portfolio Supervisors to assist in providing services to the Trust. The Portfolio Supervisor has employed Vest Financial LLC for research services and as sub-Portfolio Supervisor. As Sponsor, we will be compensated for providing evaluation services and we will receive brokerage fees when the Trust uses us (or an affiliate of ours) as agent in buying or selling Securities. As authorized by the Indenture, the Trustee may employ a subsidiary or affiliate of the Trustee to act as broker to execute certain transactions for the Trust. The Trust will pay for such services at standard commission rates.

The fees payable to the Sponsor, First Trust Advisors L.P. and the Trustee are
based on the largest aggregate number of Units of the Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fees paid to us or our affiliates for providing services to all unit investment trusts be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from the Trust for creating and developing the Trust, including determining the Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The
"creation and development fee" is a charge of $.050 per Unit outstanding at the end of the initial offering period. The Trustee will deduct this amount from the Trust's assets as of the close of the initial offering period. We do not use this fee to pay distribution expenses or as compensation for sales efforts. This fee will not be deducted from your proceeds if you sell or redeem your Units before the end of the initial offering period.

In addition to the Trust's operating expenses and those fees described above, the Trust may also incur the following charges:

- All legal expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect the Trust and your rights and interests (i.e., participating in litigation concerning a portfolio security) and the costs of indemnifying the Trustee;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of the Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Sponsor of the Trust;

- Foreign custodial and transaction fees (which may include compensation paid to the Trustee or its subsidiaries or affiliates), if any; and/or

- All taxes and other government charges imposed upon the Securities or any part of the Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the
Trust. In addition, if there is not enough cash in the Income or Capital
Account, the Trustee has the power to sell Securities to make cash available to pay these charges which may result in capital gains or losses to you. See
"Tax Status."

                         Tax Status

RICs holding Cash and FLEX Options on Invesco QQQ Trust(SM), Series 1.

Tax Risk. The Trust intends to treat any income it may derive from the FLEX
Options as "qualifying income" under the provisions of the Code applicable to
RICs. In addition, based upon language in the legislative history, the Trust intends to treat the issuer of the FLEX Options as the referenced asset, which, assuming the referenced asset qualifies as a RIC, would allow the Trust to qualify for special rules in the RIC diversification requirements. If the income is not qualifying income or the issuer of the FLEX Options is not appropriately the referenced asset, the Trust could lose its own status as a
RIC.

Regulated Investment Company Qualification Risk. To maintain its status as a
RIC, the Trust must distribute at least 90% of its investment company taxable income and at least 90% of its net tax-exempt interest income annually. In addition, to avoid a non-deductible excise tax, the Trust must distribute at least 98% of its ordinary income and at least 98.2% of its capital gain net income. The Trust has entered into option agreements with the same counterparty and taken the position that the option agreements are separate agreements. Under general tax principles, a regulated investment company would not accrue income on separate option agreements during the term of the agreements. However, if the agreements are treated as one agreement, the Trust might be required to accrue income currently during the term and make annual distributions of income. If the Trust is required to accrue income but does not distribute the income to the investors, the Trust may fail to qualify as a regulated investment company. In addition, if the agreements are treated as one agreement, the Trust may fail either or both of the RIC income and diversification tests. Separately, depending upon the circumstances, sales to fund redemptions could cause the Trust to recognize income that the Trust is required to distribute to maintain the Trust's RIC status and avoid the excise tax. Funding such distributions could require additional sales, which could require more distributions and affect the projected performance of the Trust.
Alternatively, if the Trust only makes distributions to maintain its RIC status and becomes subject to the excise tax, that could also affect the projected performance of the Trust. In either case, the assets sold to fund redemptions, distributions or pay the excise tax will not be available to assist the Trust in meeting its target outcome. If the Trust fails to qualify as a regulated investment company, it will be subject to tax as a C corporation.

Section 1258 Risk. Section 1258 of the Internal Revenue Code requires the gain from conversion transactions to be recharacterized as ordinary income. The
Trust contains a straddle, which would generally produce ordinary income or short term capital gain. When a transaction sold as producing capital gains from certain types of investments, including straddles that create a return tied to the time value of money, the transaction may be treated as a conversion transaction, and all gain from the transaction may be treated as ordinary income.

Federal Tax Matters.

This section discusses some of the main U.S. federal income tax consequences of owning Units of the Trust as of the date of this prospectus. Tax laws and interpretations change frequently, and this summary does not describe all of the tax consequences to all taxpayers. For example, this summary generally does not describe your situation if you are a broker/dealer or other investor with special circumstances. In addition, this section may not describe your state, local or non-U.S. tax consequences.

This federal income tax summary is based in part on the advice of counsel to the Sponsor. The Internal Revenue Service ("IRS") could disagree with any conclusions set forth in this section. In addition, our counsel may not have been asked to review, and may not have reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the Trust.
This summary may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Trust Status.

Unit investment trusts maintain both Income and Capital Accounts, regardless of tax structure. Please refer to the "Income and Capital Distributions"
section of the prospectus for more information.

The Trust intends to qualify as a RIC under the federal tax laws. If the Trust qualifies as a RIC and distributes its income as required by the tax law, the
Trust generally will not pay federal income taxes. For federal income tax purposes, you are treated as the owner of the Trust Units and not of the assets held by the Trust.

Distributions from the Trust.

Although the Trust does not intend to make any distributions during its life,
Trust distributions are generally taxable. After the end of each year, you will receive a tax statement that separates the Trust's distributions into ordinary income dividends, capital gain dividends and return of capital.
Income reported is generally net of expenses (but see "Treatment of Trust
Expenses" below). Ordinary income dividends are generally taxed at your ordinary income tax rate, however, certain dividends received from the Trust may be taxed at the capital gains tax rates. Generally, all capital gain dividends are treated as long-term capital gains regardless of how long you have owned your Units. In addition, the Trust may make distributions that represent a return of capital for tax purposes and will generally not be currently taxable to you, although they generally reduce your tax basis in your Units and thus increase your taxable gain or decrease your loss when you dispose of your Units. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year.

Some distributions from the Trust may qualify as long-term capital gains, which, if you are an individual, is generally taxed at a lower rate than your ordinary income and short-term capital gain income. The distributions from the
Trust that you must take into account for federal income tax purposes are not reduced by the amount used to pay a deferred sales charge, if any.
Distributions from the Trust, including capital gains, may also be subject to a "Medicare tax" if your adjusted gross income exceeds certain threshold amounts. In addition, because some of the positions in the FLEX Options may be offsetting, the ability of the Trust to obtain long-term capital gain treatment may be reduced. Also, to the extent the gain on the FLEX Options exceeds the gain on the Underlying ETF, there is a risk that Section 1260 of the Internal Revenue Code will recharacterize such excess gain as ordinary income.

Treatment of the FLEX Options.

The Trust's investments in offsetting positions with respect to the Underlying
ETF may be "straddles" for U.S. federal income tax purposes. The straddle rules may affect the character of gains (or losses) realized by the Trust, and losses realized by the Trust on positions that are part of a straddle may be deferred under the straddle rules, rather than being taken into account in calculating taxable income for the taxable year in which the losses are realized. In addition, certain carrying charges (including interest expense)
associated with positions in a straddle may be required to be capitalized rather than deducted currently. Certain elections that the Trust may make with respect to its straddle positions may also affect the amount, character and timing of the recognition of gains or losses from the affected positions.

The tax consequences of straddle transactions to the Trust are not entirely clear in all situations under currently available authority. The straddle rules may increase the amount of short-term capital gain realized by the
Trust, which is taxed as ordinary income when distributed to U.S. shareholders in a non-liquidating distribution. Because application of the straddle rules may affect the character of gains or losses, defer losses and/or accelerate the recognition of gains or losses from the affected straddle positions, if the Trust makes a non-liquidating distribution of its short-term capital gain, the amount which must be distributed to U.S. shareholders as ordinary income may be increased or decreased substantially as compared to the Trust that did not engage in such transactions.

The FLEX Options included in the portfolio are exchange-traded options. Under
Section 1256 of the Code, certain types of exchange-traded options are treated as if they were sold (i.e., "marked to market") at the end of each year. The
Trust does not believe that the positions held by the Trust will be subject to
Section 1256, which means that the positions will not be marked to market, but the positions will be subject to the straddle rules.

Sale of Units.

If you sell your Units (whether to a third party or to the Trust), you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your (adjusted) tax basis in your Units from the amount you receive from the sale. Your original tax basis in your Units is generally equal to the cost of your Units, including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your
Units, in which case your gain would be calculated using your adjusted basis.

The tax statement you receive in regard to the sale or redemption of your
Units may contain information about your basis in the Units and whether any gain or loss recognized by you should be considered long-term or short-term capital gain. The information reported to you is based upon rules that do not take into consideration all of the facts that may be known to you or to your advisors. You should consult with your tax advisor about any adjustments that may need to be made to the information reported to you in determining the amount of your gain or loss.

Treatment of Trust Expenses.

Expenses incurred and deducted by the Trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Trust expenses as income. You may not be able to take a deduction for some or all of these expenses even if the cash you receive is reduced by such expenses.

Non-U.S. Investors.

If you are a non-U.S. investor, distributions from the Trust treated as dividends will generally be subject to a U.S. withholding tax of 30% of the distribution. Certain dividends, such as capital gains dividends, short-term capital gains dividends, and distributions that are attributable to certain interest income may not be subject to U.S. withholding taxes. In addition, some non-U.S. investors may be eligible for a reduction or elimination of U.S.
withholding taxes under a treaty. However, the qualification for those exclusions may not be known at the time of the distribution and some excluded income may be taken into consideration for alternative minimum tax purposes.

Separately, the United States, pursuant to the Foreign Account Tax Compliance
Act ("FATCA") imposes a 30% tax on certain non-U.S. entities that receive U.S.
source interest or dividends if the non-U.S. entity does not comply with certain U.S. disclosure and reporting requirements. This FATCA tax also currently applies to the gross proceeds from the disposition of securities that produce U.S. source interest or dividends. However, proposed regulations may eliminate the requirement to withhold on payments of gross proceeds from dispositions.

It is the responsibility of the entity through which you hold your Units to determine the applicable withholding.

You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.

                      Retirement Plans

You may purchase Units of the Trust for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                   Rights of Unit Holders

Unit Ownership.

Ownership of Units will not be evidenced by certificates. If you purchase or hold Units through a broker/dealer or bank, your ownership of Units will be recorded in book-entry form at the Depository Trust Company ("DTC") and credited on its records to your broker/dealer's or bank's DTC account.
Transfer of Units will be accomplished by book entries made by DTC and its participants if the Units are registered to DTC or its nominee, Cede & Co. DTC will forward all notices and credit all payments received in respect of the
Units held by the DTC participants. You will receive written confirmation of your purchases and sales of Units from the broker/dealer or bank through which you made the transaction. You may transfer your Units by contacting the broker/dealer or bank through which you hold your Units.

Unit Holder Reports.

The Trustee will prepare a statement detailing the per Unit amounts (if any)
distributed from the Income Account and Capital Account in connection with each distribution. In addition, at the end of each calendar year, the Trustee will prepare a statement which contains the following information:

- A summary of transactions in the Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by the Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

By February 15th yearly, the Annual Reports are posted to the Sponsor's website (www.ftportfolios.com) in the UIT Tax Center and retrievable by CUSIP.
You may also request one be sent to you by calling the Sponsor at 800-621-
1675, dept. code 2. In addition, you may also request from the Trustee copies of the evaluations of the Securities as prepared by the Sponsor to enable you to comply with applicable federal and state tax reporting requirements.

                        Distributions

You will be eligible to receive distributions, if any, on your Units only after you become a Record Owner. The Trustee will credit any receipts, such as return of capital or capital gain dividends, to the Capital Account of the
Trust. The Trust does not, however, intend to make any distributions during its life.

The Trustee may distribute funds in the Capital Account in December of each year to avoid imposition of any income or excise taxes on undistributed income in the Trust and will distribute funds as part of the final liquidation distribution.

If a Capital Account distribution date is a day on which the NYSE is closed, the distribution will be made on the next day the stock exchange is open.
Distributions are paid on the twenty-fifth day of each month to Unit holders of record determined as of the close of business on the tenth day of such month (the "Record Date") for that distribution or, if the Record Date is a day on which the NYSE is closed, the first preceding day on which the exchange is open.

Within a reasonable time after the Trust is terminated, you will receive the pro rata share of the money from the sale of the Securities and amounts in the
Income and Capital Accounts. All Unit holders will receive a pro rata share of any other assets remaining in the Trust, after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within the Trust to cover anticipated state and local taxes or any governmental charges to be paid out of that Trust.

                    Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending a request for redemption to your broker/dealer or bank through which you hold your
Units. You are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. One business day after the day you tender your Units (the "Date of
Tender") you will receive cash in an amount for each Unit equal to the
Redemption Price per Unit calculated at the Evaluation Time on the Date of
Tender.

The Date of Tender is considered to be the date on which your redemption request is received by the Trustee from the broker/dealer or bank through which you hold your Units (if such day is a day the NYSE is open for trading).
However, if the redemption request is received after the Initial Evaluation
Time on the Initial Date of Deposit or, thereafter, 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the
NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the
Income Account if funds are available for that purpose, or from the Capital
Account. All other amounts paid on redemption will be taken from the Capital
Account.

If permitted, broker/dealers that tender for redemption at least 11,376 Units
(and in increments of 5,688 Units above such amount), or such other number of
Units as determined by the Sponsor which will result in a pro rata distribution of whole shares of Securities, rather than receiving cash, may elect to receive an In-Kind Distribution in an amount equal to the Redemption
Price per Unit by making this request to the Trustee at the time of tender. No
In-Kind Distribution requests submitted during the 10 business days prior to the Trust's Mandatory Termination Date will be honored. Where possible, the
Trustee will make an In-Kind Distribution by distributing each of the
Securities in book-entry form to the broker/dealer's account at DTC. The
Trustee will subtract any customary transfer and registration charges from an
In-Kind Distribution. As a tendering Unit holder, the broker/dealer will receive its pro rata number of whole shares of Securities that make up the portfolio, and cash from the Capital Account equal to the fractional shares to which it is entitled.

The Trustee may sell Securities to make funds available for redemption. The
Trustee will purchase the written FLEX Options which will cancel them and sell the purchased FLEX Options. Because of the minimum amounts in which the FLEX
Options must be traded, the proceeds of Securities sold may exceed the amount required at the time to redeem Units. In addition, due to timing issues, the
Trustee may need to sell more Securities than anticipated to satisfy redemptions. Both of these events could cause a dilution of remaining Unit holders' investments, reduce Unit values and cause the Trust not to achieve the hypothetical returns set forth in this prospectus. These excess proceeds will be distributed to Unit holders. If Securities are sold, the size and diversification of the Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of the Trust not designated to purchase Securities; and

2. the aggregate underlying value of the purchased FLEX Options held by the
Trust; and

deducting

1. the aggregate value of the written FLEX Options;

2. any applicable taxes or governmental charges that need to be paid out of the Trust;

3. any amounts owed to the Trustee for its advances;

4. estimated accrued expenses of the Trust, if any;

5. cash held for distribution to Unit holders of record of the Trust as of the business day before the evaluation being made;

6. liquidation costs for foreign Securities, if any; and

7. other liabilities incurred by the Trust; and

dividing

1. the result by the number of outstanding Units of the Trust.

Until they are collected, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

             Removing Securities from the Trust

The portfolio of the Trust is not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders;

- The sale of Securities is necessary or advisable (i) in order to maintain the qualification of the Trust as a "regulated investment company" or (ii) to provide funds to make any distribution for a taxable year in order to avoid imposition of any income or excise taxes on undistributed income in the Trust;

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to the Trust;

- As a result of the ownership of the Security, the Trust or its Unit holders would be a direct or indirect shareholder of a passive foreign investment company; or

- The sale of the Security is necessary for the Trust to comply with such federal and/or state laws, regulations and/or regulatory actions and interpretations which may be in effect from time to time.

Except for instances in which the Trust acquires Replacement Securities, as described in "The FT Series," the Trust will generally not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trust and at the direction of the Sponsor, will vote for or against any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are acquired by the Trust, at our instruction, they will either be sold or held in the Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of
Securities, exchanged securities or property will be credited to the Capital
Account of the Trust for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for the Trust to facilitate selling Securities, exchanged securities or property from the Trust. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the 1940 Act. When acting in an agency capacity, we may select various broker/dealers to execute securities transactions on behalf of the Trust, which may include broker/dealers who sell
Units of the Trust. We do not consider sales of Units of the Trust or any other products sponsored by First Trust as a factor in selecting such broker/dealers. As authorized by the Indenture, the Trustee may also employ a subsidiary or affiliate of the Trustee to act as broker in selling such
Securities or property. The Trust will pay for these brokerage services at standard commission rates.

The Trustee may sell Securities designated by us, or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of the Trust may be changed.

            Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be adverse to your best interests
(as determined by us and the Trustee).

Termination. As provided by the Indenture, the Trust will terminate on the
Trust's Mandatory Termination Date as stated in the "Summary of Essential
Information." The Trust may be terminated earlier:

- Upon the consent of 100% of the Unit holders of the Trust;

- If the value of the Securities owned by the Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in the Trust during the initial offering period ("Discretionary
Liquidation Amount"); or

- In the event that Units of the Trust not yet sold aggregating more than 60%
of the Units of the Trust are tendered for redemption by underwriters, including the Sponsor.

If the Trust is terminated due to this last reason, we will refund your entire sales charge. For various reasons, the Trust may be reduced below the
Discretionary Liquidation Amount and could therefore be terminated before the
Trust's Mandatory Termination Date.

Unless terminated earlier, the Trustee may begin to sell Securities in connection with the termination of the Trust as early as nine business days prior to, but will sell Securities no later than, the Trust's Mandatory
Termination Date. We will determine the manner and timing of the sale of
Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

The scheduled Trust's Mandatory Termination Date will be on the same day as the expiration date of the FLEX Options. If the Trust is terminated early, the
Trustee will sell the purchased FLEX Options and enter into a closing purchase transaction as a result of which the written FLEX Options will be canceled.

You will receive a cash distribution from the sale of the remaining
Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after the Trust is terminated. The Trustee will deduct from the Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

    Information on Vest Financial LLC, the Sponsor and Trustee

Vest Financial LLC.

Vest Financial LLC ("Vest"), a registered investment advisory firm, is a subsidiary of Vest Group, Inc. ("VG"). First Trust Capital Partners, LLC, an
affiliate of the Sponsor, is the largest single holder of voting shares in VG.

Vest is a leading advisor to financial professionals and investment managers on Target Outcome Investments, a new class of investments that target a defined return profile, with an allowance for a specific level risk, at a particular point in time in the future. Vest applies its expertise in options-
based Target Outcome Investments to managed accounts, mutual funds and UITs.
These products seek to provide investors with targeted protection, enhanced returns, defined income and a level of predictability unattainable with most other investments available today.

The Sponsor.

We, First Trust Portfolios L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name as well as other securities. An Illinois limited partnership formed in
1991, we took over the First Trust product line and act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

The First Trust product line commenced with the first insured unit investment trust in 1974. To date we have deposited more than $670 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of FINRA and SIPC. Our principal offices are at 120 East
Liberty Drive, Wheaton, Illinois 60187; telephone number 800-621-1675. As of
December 31, 2024, the total partners' capital of First Trust Portfolios L.P.
was $114,069,433.

This information refers only to us and not to the Trust or to any series of the Trust or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trust have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trust.

The Trustee.

The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its unit investment trust division offices at 240 Greenwich Street, New York, New York 10286, telephone 800-813-3074. If you have questions regarding your account or your
Trust, please contact the Trustee at its unit investment trust division offices or your financial advisor. The Sponsor does not have access to individual account information. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of the New York State
Department of Financial Services and the Board of Governors of the Federal
Reserve System, and its deposits are insured by the Federal Deposit Insurance
Corporation to the extent permitted by law.

The Trustee has not participated in selecting the Securities; it only provides administrative services. A broker which is a member of the OCC engaged by the
Sponsor has custody of the Trust's FLEX Options; the Trustee has custody of the Trust assets other than the FLEX Options.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the
Trustee's case) or reckless disregard of our obligations and duties. The
Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the
Trustee will not be liable for any action it takes in good faith under the
Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trust; or

- Continue to act as Trustee without terminating the Indenture.

The Trustee and Unit holders may rely on the accuracy of any evaluation prepared by the Sponsor. The Sponsor will make determinations in good faith based upon the best available information, but will not be liable to the
Trustee or Unit holders for errors in judgment.

                      Other Information

Legal Opinions.

Our counsel is Chapman and Cutler LLP, 320 S. Canal St., Chicago, Illinois
60606. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter Ledyard & Milburn LLP acts as the Trustee's counsel.

Experts.

The Trust's statement of net assets, including the schedule of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Sponsor, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

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                                 FIRST TRUST(R)

                Vest Nasdaq 100 Buffered 10 Portfolio, Series 20
                                    FT 12322

                                    Sponsor:

                          First Trust Portfolios L.P.

                           Member SIPC o Member FINRA
                             120 East Liberty Drive
                            Wheaton, Illinois 60187
                                  800-621-1675

                                    Trustee:

                          The Bank of New York Mellon

                              240 Greenwich Street
                            New York, New York 10286
                                  800-813-3074
                             24-Hour Pricing Line:
                                  800-446-0132

                            ________________________

  When Units of the Trust are no longer available, this prospectus may be used as a preliminary prospectus
       for a future series, in which case you should note the following:

  THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY
  NOT SELL, OR ACCEPT OFFERS TO BUY, SECURITIES OF A FUTURE SERIES UNTIL THAT
   SERIES HAS BECOME EFFECTIVE WITH THE SEC. NO SECURITIES CAN BE SOLD IN ANY
                      STATE WHERE A SALE WOULD BE ILLEGAL.

                            ________________________

   This prospectus contains information relating to the above-mentioned unit investment trust, but does not contain all of the information about this investment company as filed with the SEC in Washington, D.C. under the:

                -  Securities Act of 1933 (file no. 333-287182) and

                -  Investment Company Act of 1940 (file no. 811-05903)

 Information about the Trust, including its Code of Ethics, can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Information
 regarding the operation of the SEC's Public Reference Room may be obtained by calling the SEC at 202-942-8090.

  Information about the Trust is available on the EDGAR Database on the SEC's
                         Internet site at www.sec.gov.

                     To obtain copies at prescribed rates -

                   Write: Public Reference Section of the SEC
                          100 F Street, N.E.
                          Washington, D.C. 20549
          e-mail address: publicinfo@sec.gov

                                 July 28, 2025

               PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

                                 FIRST TRUST(R)

                                 The FT Series

                             Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trust contained in FT
12322 not found in the prospectus for the Trust. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in the Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.

This Information Supplement is dated July 28, 2025. Capitalized terms have been defined in the prospectus.

                               Table of Contents

Nasdaq, Inc.                                                    1
Risk Factors
   Securities                                                   1

Nasdaq, Inc.

Nasdaq(R), Nasdaq-100(R), Nasdaq-100 Index(R); and NDX(R) are registered trademarks of Nasdaq, Inc. (which with its affiliates is the "Corporations")
and are licensed for use by us. The Vest Nasdaq 100 Buffered 10 Portfolio has
not been passed on by the Corporations as to its legality or suitability. The
Vest Nasdaq 100 Buffered 10 Portfolio is not issued, endorsed, sold, or promoted by the Corporations. THE CORPORATIONS MAKE NO WARRANTIES AND BEAR NO
LIABILITY WITH RESPECT TO THE Vest Nasdaq 100 Buffered 10 Portfolio.

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the
Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises.

Undertaking

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

CONTENTS OF REGISTRATION STATEMENT

A.	Bonding Arrangements of Depositor:

First Trust Portfolios L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B.	This Registration Statement on Form S-6 comprises the following papers and documents:

The Facing Sheet

The Prospectus

The Signatures

Exhibits

SIGNATURES

The Registrant, FT 12322, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; FT 412; FT 438; FT 556; FT 754; FT 1102; FT 1179; FT 2935; FT 3320; FT 3367; FT 3370; FT 3397; FT 3398; FT 3400; FT 3451; FT 3480; FT 3529; FT 3530; FT 3568; FT 3569; FT 3570; FT 3572; FT 3615; FT 3647; FT 3650; FT 3689; FT 3690; FT 3729; FT 3780; FT 3940; FT 4020; FT 4037; FT 4143; FT 4260; FT 4746; FT 4789; FT 5039; FT 5415; FT 7033; FT 7256; FT 7935; FT 8495; FT 8669; FT 8713; FT 8740; FT 8746; FT 8758; FT 8817; FT 8955; FT 8956; FT 8965; FT 8976; FT 8978; FT 8993; FT 8994; FT 8997; FT 9039; FT 9040; FT 9042; FT 9058; FT 9068; FT 9203; FT 9204; FT 9303; FT 9305; FT 9326; FT 9327; FT 9372; FT 9401; FT 9402; FT 9403; FT 9474; FT 9513; FT 9514; FT 9611; FT 9630; FT 9709; FT 9872; FT 9908; FT 9911; FT 9923; FT 9937; FT 9950; FT 9961; FT 9977; FT 9978; FT 10051; FT 10057; FT 10105; FT 10109; FT 10121; FT 10272; FT 10295; FT 10323; FT 10412; FT 10447; FT 10455; FT 10475; FT 10528; FT 10583; FT 10689; FT 10694; FT 10756; FT 10865; FT 10895; FT 10976; FT 11035; FT 11095; FT 11096; FT 11097; FT 11155; FT 11156; FT 11223; FT 11224; FT 11285; FT 11462; FT 11475; FT 11642; FT 11756; FT 11909; FT 12152; FT 12153 and FT 12155 for purposes of the representations required by Rule 487 and represents the following:

(1)that the portfolio securities deposited in the series with respect to which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

(2)that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

(3)that it has complied with Rule 460 under the Securities Act of 1933.

Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 12322, has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wheaton and State of Illinois on July 28, 2025.

FT 12322

By:	First Trust Portfolios L.P. Depositor

By:	/s/ Ronda L. Saeli-Chiappe Vice President

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

Name	Title*	Date

James A. Bowen	Director of The Charger Corporation, the General Partner of First Trust Portfolios L.P., and Chief Executive Officer of First Trust Portfolios L.P.	) ) ) )By:/s/ Ronda L. Saeli-Chiappe ) Attorney-in-Fact** ) July 28, 2025 ) )
James M. Dykas	Chief Financial Officer of First Trust Portfolios L.P.	) ) )
Christina Knierim	Controller of First Trust Portfolios L.P.	) )

*	The title of the person named herein represents his or her capacity in and relationship to First Trust Portfolios L.P., the Depositor.
**	Executed copies of the related powers of attorney were filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of FT 12161 (File No. 333-285589) and the same is hereby incorporated herein by this reference.

CONSENT OF COUNSEL

The consent of counsel to the use of its name in the Prospectus included in this Registration Statement is contained in its opinion filed as Exhibit 3.1 of the Registration Statement.

Consent of Independent Registered Public Accounting Firm

The consent of Deloitte & Touche LLP to the use of its name in the Prospectus included in the Registration Statement is filed as Exhibit 4.1 to the Registration Statement.

EXHIBIT INDEX

1.1	Standard Terms and Conditions of Trust for FT 10292 and certain subsequent Series, effective September 7, 2022 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee and First Trust Advisors L.P., as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-266325] filed on behalf of FT 10292).

1.1.1	Trust Agreement for FT 12322, effective July 28, 2025 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee and First Trust Advisors L.P., as Portfolio Supervisor.

1.2	Certificate of Limited Partnership of Nike Securities, L.P., predecessor of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-230481] filed on behalf of FT 8001).

1.3	Amended and Restated Limited Partnership Agreement of Nike Securities, L.P., predecessor of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-230481] filed on behalf of FT 8001).

1.4	Articles of Incorporation of Nike Securities Corporation, predecessor to The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-230481] filed on behalf of FT 8001).

1.5	By-Laws of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 2 to Form S-6 [File No. 333-169625] filed on behalf of FT 2669).
1.7	Fund of Funds Agreements (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-261661] filed on behalf of FT 9909, Amendment No. 1 to Form S-6 [File No. 333-261297] filed on behalf of FT 9857, Amendment No. 1 to Form S-6 [File No. 333-262164] filed on behalf of FT 9948, Amendment No. 1 to Form S-6 [File No. 333-262344] filed on behalf of FT 9965, Amendment No. 1 to Form S-6 [File No. 333-263845] filed on behalf of FT 10083 and Amendment No. 1 to Form S-6 [File No. 333-274281] filed on behalf of FT 11028).

2.2	Code of Ethics (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-224320] filed on behalf of FT 7359).

3.1	Opinion of counsel as to legality of securities being registered.

4.1	Consent of Independent Registered Public Accounting Firm.

6.1	List of Principal Officers of the Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-236093] filed on behalf of FT 8556).

7.1	Powers of Attorney executed by the Officers listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-285589] filed on behalf of FT 12161).